Building global momentum

> UNITED STATES > CANADA > MEXICO > BARBADOS > BERMUDA > MONACO > UNITED KINGDOM > UNITED ARAB EMIRATES >

2004 ANNUAL REPORT

Cover: In January 2005, Fairmont Hotels & Resorts Inc. became the manager of The Savoy, pictured on the front cover. Built in 1889, The Savoy is one of London’s most renowned and prestigious hotel properties.

Financial highlights

(in millions of U.S. dollars, except per share amounts)	2004	2003	2002
Revenues under management (1)	$2,082.7	$1,746.2	$1,628.7
Operating revenues (2)
Hotel ownership operations	654.1	584.9	516.6
Management operations	46.3	37.6	36.1
Real estate	31.0	36.3	37.9
	731.4	658.8	590.6
EBITDA (3)	181.0	142.4	198.3
Basic earnings per common share	1.99	0.64	1.18
Diluted earnings per common share	1.97	0.63	1.16
Dividends declared per common share	0.10	0.07	0.05

(1)	Consists of revenues from owned, managed and franchised hotels.
(2)	Operating revenues exclude other revenues from managed and franchised properties. See note on non-GAAP measures on page 50.
(3)	Income before interest, taxes, amortization, gain on sales of investment and hotel assets and other (income) expenses. See note on non-GAAP measures on page 50.

Building global momentum

1	Message to our shareholders

6	Strategy
- Turning moments into memories
- Harvesting value
- Our strategic building blocks

10	Strengths
- Expanding our capacity to grow
- Engaging service
- Building upon our traditional strengths

14	Value
- Delivering higher quality earnings
- A deeper understanding of our ability to deliver

16	Corporate Governance

Measuring performance
19	Management’s discussion and analysis
52	Management’s responsibility
53	Auditors’ Reports to shareholders
54	Financial statements and notes
90	Directory of properties
92	Shareholder information

COVER IMAGE CREDIT: RUPERT TENISON

MESSAGE TO OUR SHAREHOLDERS

The highlights of 2004 include our expansion into Europe by securing the management contract at The Savoy in London, England and the formation of FHR European Ventures LLP through which we purchased a 25% interest in The Fairmont Monte Carlo.

As the lodging industry begins to enjoy the real and sustained recovery that is created by improved economic conditions, Fairmont is poised to realize its growth potential. That potential is ultimately derived from the substantial operating leverage inherent in our existing properties and a breadth of opportunity to expand our distribution.

Our Canadian properties experienced a solid rebound over 2003 and our U.S. and international hotels continue to produce considerable RevPAR growth driven by both occupancy and rate increases in most markets. Performance was particularly strong at The Fairmont Scottsdale Princess and The Fairmont Chateau Lake Louise, which opened its new meeting facilities and guestrooms in May. In April, we reopened The Fairmont Southampton, after completing repairs to hurricane damage the hotel sustained in September 2003. The speed and strength of the recovery at this property has greatly exceeded our expectations.

The sale of The Fairmont Kea Lani Maui for $355 million, only three years after its purchase in 2001 for $250 million, demonstrated our ability to create value by acquiring, rebranding and stabilizing properties, then realizing the asset appreciation. We not only retained the management contract valued at $50 million, we also formed a new partnership with Host Marriott Corporation, a Fortune 500 lodging real estate company.

2004 ANNUAL REPORT

MESSAGE TO OUR SHAREHOLDERS

Expanding our global footprint

During 2004 we expanded our global footprint, announcing the addition of two properties to our portfolio: The Fairmont Monte Carlo and The Savoy in London, England. The agreement to manage The Savoy strengthened our existing relationship with His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and established a new partnership with Bank of Scotland Corporate, a division of HBOS plc. These relationships were further expanded through the creation of a joint venture, with buying capacity of approximately $1.5 billion to invest in European luxury hotels.

We also expanded our development pipeline by adding two new hotels. The Fairmont Mayakoba, Riviera Maya in Mexico, scheduled to open in late 2005, will include a luxury vacation ownership product. We also secured the management contract for The Fairmont Cairo, Nile City in Egypt, scheduled to open in 2006.

An environment of sustainable growth

As we enter 2005, economic conditions and market trends are converging to create an environment of sustainable growth:

•
Business travel has improved significantly while leisure travel has remained strong, buoying both occupancy and average daily rates. Coupled with very little development of new hotel supply in the markets we are in, we anticipate strong RevPAR growth in 2005.

•	The industry is experiencing an acceleration in margins as a greater portion of the RevPAR increases are being driven by higher room rates rather than occupancy.

•	Trends in the capital markets are causing capital to flow to the real estate sector. This improves the already compelling asset value of our properties while creating opportunities for development.

•
There is a growing trend to develop mixed-use projects - hotels or resorts with privately owned vacation properties. Fairmont has both the real estate and the expertise to participate in this trend. Vacation ownership is a market niche in which we have demonstrated our ability to succeed, with the sell-out of the first two of four phases in Acapulco.

Poised for industry-leading performance

Ultimately, it is our inherent and growing strengths coupled with a focused strategy that will position Fairmont to capture an increasing share of the growth in the lodging industry.

The foundation of our strength remains our portfolio of landmark hotels and resorts and our ability to offer our guests an unforgettable luxury lodging experience. We have grown from seven Fairmont properties in the United States in 1999 to 46 properties in eight countries today. This broader footprint combined with astute marketing has caused Fairmont’s unaided brand awareness to jump from 2% in 1999 to 26% in 2004.

This brand power - along with our proven management capability - creates an accelerating capacity for Fairmont’s growth for three reasons:

FAIRMONT HOTELS & RESORTS INC.

1 Growing brand awareness establishes deeper loyalty among individual travelers. As our portfolio expands we will also strengthen our ability to capture business directly through our call centers and website. We will continue to build on our already strong relationships with meeting planners and wholesale distributors, such as tour operators.

2 A broader awareness among travelers makes Fairmont more attractive to potential capital partners.

3 The increase in the number of properties in our expanding portfolio increases the resources available to us for marketing. This places the name of Fairmont before more travelers more often and with more options.

There are many key destinations that do not have a Fairmont property. Each of those destinations represents an opportunity to introduce Fairmont as a new brand in a particular city or vacationing area, which can make us especially attractive to the owner or developer of a property.

To ensure we are able to fulfill our potential to grow, we have reorganized and re-invigorated our management team. Responsibilities have been refined and expanded with the creation of dedicated operating, business development and real estate asset management teams. This will allow us to pursue the following multiple avenues of growth.

1 Organic growth through improved operating performance at owned properties and increased incentive fees earned by achieving operating targets;

2 Expanded management revenues through new contracts;

3 Acquisitions and minority equity investments in North America, Europe and the Middle East;

4 A growing pipeline of developments, including vacation ownership properties;

5 Extension businesses, such as Willow Stream spas and golf courses; and

6 Harvesting and leveraging the value of real estate assets that we own today as well as those we might acquire in the future.

2004 ANNUAL REPORT

MESSAGE TO OUR SHAREHOLDERS

Trends in the capital markets are causing capital to flow to the real estate sector. This improves the already compelling asset value of our properties while creating opportunities for development.

There are many reasons to be confident in Fairmont’s future:
•	We have a strong balance sheet and growing family of capital partners. Our partners provide growth prospects through existing hotels, development opportunities and suppliers of capital.

•	We are well positioned to benefit from the faster pace of growth in demand for leisure travel as the baby boom generation reaches its peak earning capacity and soon, retirement.

•
We have invested significant capital in renovating our properties over the past five years and completed all of our major renovation plans. We will begin to earn returns on the capital invested at the same time that our properties begin to generate increasing management incentive fees.

•	We continue to expand membership in the Fairmont President’s Club - our loyalty recognition program - and capture a higher percentage of every travel dollar spent by each member.

•
We have proven the strong underlying value of our properties through the attractive prices we secured on recent asset sales and reinforced the wisdom of our strategy of acquiring attractive assets, improving operations and then redeploying the capital to continue growing the company.

Our management team and employees are prepared for both the opportunities and challenges of 2005. And we remain focused on delivering value to our guests, shareholders and partners. While some of that value will come from the growth initiatives that we just discussed, it is important to recognize that the promise, which is inherent in the Fairmont brand, is ultimately delivered by our employees. We would like to thank them for their continued support.

Finally, we would like to welcome to our management team, John Carnella as Executive Vice President and Chief Financial Officer and Michael Glennie as Executive Vice President, Real Estate. They will play critical roles in executing Fairmont’s comprehensive growth strategy. We would also like to welcome Karen Rose to our Board. Karen brings a wealth of international brand experience to Fairmont and we welcome her insight and expertise at a very exciting time for our company.

William R. Fatt, Chief Executive Officer	Peter C. Godsoe, Chairman
February 18, 2005

FAIRMONT HOTELS & RESORTS INC.

# Turning moments into memories

Ensuring a memorable guest experience is at the heart of the Fairmont brand and embodied in the Company mission. These moments create the guest experience, influence the perception of the brand and ultimately drive future loyalty.

The Fairmont Chateau Lake Louise: Our storied hotel in the heart of the mountains opened its new meeting facilities and guestrooms in May and in 2004 enjoyed 32.5% revenue growth.

Growth Strategy

Turning moments into memories

It is our mission at every hotel and resort to make our guests’ experiences memorable, a mission we achieve through the brand dimensions that define our identity and values. Our three brand dimensions: unrivaled presence, authentically local and engaging service are the fundamental elements of the Fairmont brand. Our mission to “turn moments into memories” is fulfilled when all three of these dimensions combine to guide an experience so distinctive that the brand clearly stands apart from all of our competitors. The promise inherent in our brand has been refined over 117 years of managing hotels and resorts for the most discerning guests. Entrenching that brand in the minds of travelers is core to our ability to compete effectively for capital, development opportunities, management contracts and guests in the future.

Harvesting value

Harvesting value

Fairmont’s value creation strategy involves acquiring hotels with unfulfilled potential, rebranding, improving operations, investing capital if necessary and once operating performance is stable, selling the hotel. The Fairmont Kea Lani Maui, for example, was purchased for $250 million in 2001 and sold for $355 million in 2004. Fairmont continues to manage this property under a long-term management contract valued at $50 million.

< The Fairmont Kea Lani Maui, Hawaii

 FAIRMONT HOTELS & RESORTS INC.

Our strategic building blocks

Our focus over the next three to five years is to build shareholder value through a well-defined, robust strategy of growing the Fairmont brand. We intend to:

1 Increase the distribution and strength of the Fairmont brand in order to enhance the proportion of our earnings from management operations. Earnings from management operations tend to be more predictable and less capital-intensive. We plan to accomplish this by:

• Expanding our portfolio of managed properties. This can be accomplished in a variety of ways including taking minority equity positions, participation in development properties and expanding our portfolio of owned properties through selective acquisitions. In 2004, we announced the addition of The Savoy and The Fairmont Monte Carlo to our portfolio, both of which represent an excellent fit to grow the Fairmont brand internationally. Fairmont’s growth strategy remains focused on global expansion in key gateway cities, specifically North America, Europe and the Middle East.

• Expanding the management fees earned from existing properties through enhanced operating excellence. As our hotel operations improve and target earnings thresholds are achieved, our earnings from management fees will also increase. We expect earnings from incentive fees to approximately double each year for the next three years.

2 Enhance operating performance of the hotel and resort portfolio: We continue to enrich programs and products aimed at building brand loyalty, such as Fairmont Gold, our ‘hotel within a hotel’, and the Fairmont President’s Club, our loyalty recognition program. In 2004, revenues generated by the members of the Fairmont President’s Club increased by 30% and we anticipate another year of significant growth in 2005. The expansion of complementary businesses such as Willow Stream spas, golf courses and retail stores also add to our revenue growth.

3 Leverage our real estate: Fairmont owns a considerable amount of undeveloped land adjacent to its hotel properties. Our focus is to optimize the use of this land through vacation ownership, mixed-use development or third party sales. In 2004, Fairmont Heritage Place Acapulco opened the first 10 of 50 vacation ownership residences to be built next to The Fairmont Acapulco Princess resort. Construction of the next phase of 10 is underway and construction of Fairmont Heritage Place Barbados will begin in 2005. Opportunities for similar developments exist in Scottsdale, Bermuda and Hawaii.

2004 ANNUAL REPORT

The Fairmont Copley Plaza Boston: For more than 90 years, this hotel has been one of Boston's architectural jewels and part of the fabric of the community. We recently invested $15 million to renovate this historic property, including the addition of Fairmont Gold.

Affluent buyers “value now, more than ever, exceptional experiences tailored to their needs for productivity, time-saving and the creation of lasting memories.” Luxury Summit, 2004

Compelling Strengths

Expanding our capacity to grow

Fairmont enters 2005 stronger than at any time in our 117 year history. We have a strong balance sheet, growing brand awareness, a renovated portfolio of properties, proven management capability and the partnerships to drive above average earnings per share growth.

Our strengths also make us increasingly attractive to capital partners. Over the past few years we have formed strategic relationships with His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud, Maritz, Wolff & Co., His Highness Dr. Sheik Sultan bin Khalifa Al Nahyan of Abu Dhabi and Legacy Hotels Real Estate Investment Trust. In 2004, our family of capital partners expanded to include the Bank of Scotland Corporate, a division of HBOS plc. and Host Marriott Corporation.

The combination of inherent strength and capital partnerships gives Fairmont an expanding capacity to grow.

Engaging service

We believe that engaged, motivated, well-trained employees will provide our guests with the quality of service that is an inherent promise of our brand. For the third consecutive year, Fairmont has been named one of Canada’s Top 100 Employers by one of the country’s leading journals, Maclean’s magazine. Fairmont was also honored by Fast Company magazine, an authority on business and business practices, as an innovator for creating programs that allow Fairmont employees to put themselves in their guests’ shoes.

 FAIRMONT HOTELS & RESORTS INC.

Building upon our traditional strengths

Our distinguishing and most compelling strength is our portfolio of 83 luxury and first-class hotels and resorts. Many of our properties are in highly desirable locations with formidable barriers to entry.

•
Fairmont has a disciplined investing approach and the financial capacity to execute our strategic intentions. At approximately 13% net debt to total assets, we have one of the strongest balance sheets in the industry.

•
The completion of the major renovations at our properties will allow us to deliver stronger returns while improving our guests’ experience. This will ultimately build both brand strength and guest loyalty.

•
The strongest demand growth in the lodging industry is expected to come from people traveling for pleasure and Fairmont has a formidable position within the leisure travel industry. Our resorts give us considerable exposure to this trend with nearly 60% of our revenues from owned hotels earned from the leisure market in 2004.

•
The emerging strength of the Fairmont brand is a critical component of our success. With a Fairmont branded hotel in fewer than 25% of the top 50 U.S. markets, we are in a unique position of being able to expand into many untapped markets. There are also many key international destinations where we do not have a Fairmont hotel. The ability to introduce Fairmont as a new brand in these destinations can make us especially attractive to the owner or developer of a luxury property.

•	We have very secure management contracts with an average remaining life of more than 40 years at our Fairmont properties. This provides stable cash flow far into the future.

2004 ANNUAL REPORT

The Fairmont Scottsdale Princess: A member of the Leading Hotels of the World and a AAA Five Diamond property, this resort boasts one of the best spas in North America and two 18-hole championship golf courses. This resort delivered significant operating performance growth in 2004.

Over the next few years, 77 million Baby Boomers will be moving through their peak spending years. They are the most affluent generation in history, controlling 65% of the wealth in the United States and accounting for 85% of all luxury spending. After health and wellness, travel ranks as their second most important post retirement priority.

Building Value

Delivering higher quality earnings

Fairmont’s growth strategies and strengths give us an expanding capacity to grow and deliver a higher quality of earnings.

•	As management fees grow to represent a larger proportion of our earnings vis-à-vis revenue from owned hotels, Fairmont will be able to deliver a more predictable stream of earnings.

•
The continued expansion of our portfolio and growing brand awareness will attract more capital partners with a broader array of growth opportunities. Stronger brand awareness will also bring improved performance and asset values at our existing hotels.

•
Our development pipeline provides Fairmont with secure long-term management contracts while strengthening our relationships with new and existing partners. As these properties mature, we will enjoy enhanced brand recognition and earnings growth.

•	Stronger brand awareness will make it possible for Fairmont to extend the brand to smaller properties, expanding our options for growth and the range of options for our guests.

 FAIRMONT HOTELS & RESORTS INC.

A deeper understanding of our ability to deliver

Financial metrics such as EBITDA, earnings per share, cash flow and operating margins are the measure of Fairmont’s ability to build shareholder value. But there are many factors behind those common metrics that are the true drivers of shareholder value. Investors should also watch:

• Our ability to continue to expand our portfolio. Our goal is to expand our global footprint over the next five years. We will focus on North America, Europe and the Middle East.

• The shifting relationship between ownership and management EBITDA. Historically, we have earned approximately 88% of our EBITDA from owned properties. Our goal over the next five years is to shift that proportion closer to 50%, while increasing the EBITDA from management operations.

• The underlying asset value of our properties. Evidence of our ability to grow the value of our hotels lies in the recent sale of The Fairmont Kea Lani Maui for an after-tax gain of about $68 million.

• Continued improvement in Fairmont’s RevPAR (1) premium and growing market share within each of our markets.

(1) See note on non-GAAP measures on page 50.

2004 ANNUAL REPORT

The Fairmont Chateau Lake Louise: This hotel is one of seven Fairmont properties to be awarded the prestigious 2004 Gold Key Award by *Meetings & Conventions* Magazine. Each year the magazine's readers recognize outstanding meeting hotels based on the overall quality of their staff, service, meeting rooms and food & beverage offerings.

# Corporate governance

The Board of Directors' prime responsibility is to foster Fairmont's long-term success and enhance shareholder value.

CORPORATE GOVERNANCE

Board of Directors

Fairmont’s Directors are experienced business leaders representing various industries and professional backgrounds, each offering unique perspectives and expertise. We consider the independence of corporate directors to be the foundation of good governance. In 2004, the Board was comprised of ten Directors, nine of whom were independent, including the Chairman. These nine members met regularly without the CEO or other management present.

Stephen E. Bachand
Ponte Vedra Beach, Florida
Member - Audit Committee
Chairman - Management Resources and
Compensation Committee
Mr. Bachand was President and CEO of Canadian Tire Corporation, Limited from 1993 to 2000. He has served as a Director of Fairmont and its predecessor since 1997.

William R. Fatt
Toronto, Ontario
Mr. Fatt has been CEO and a Director of Fairmont since 2001. From 1998 to 2001, he served as Chairman and CEO of Canadian Pacific Hotels & Resorts Inc. From 1990 to his appointment at CPH&R, Mr. Fatt was CFO of Canadian Pacific Limited.

Peter C. Godsoe
Toronto, Ontario
Chairman
Chairman - Corporate Governance and
Nominating Committee
Member - Management Resources and
Compensation Committee
Mr. Godsoe was CEO of Scotiabank from 1993 to 2003. He has served as a Director of Fairmont since 2003.

Michael J. Kowalski
Kinnelon, New Jersey
Member - Corporate Governance and
Nominating Committee
Member - Management Resources and
Compensation Committee
Mr. Kowalski has been Chairman of Tiffany & Co. since 2002 and CEO since 1999. He has served as a Director of Fairmont since 2002.

David P. O’Brien
Calgary, Alberta
Member - Corporate Governance and
Nominating Committee
Member - Management Resources and
Compensation Committee
Mr. O’Brien has been Chairman of EnCana Corporation since 2002 and Royal Bank of Canada since 2004. He has served as a Director of Fairmont and its predecessor since 1995.

Karen M. Rose
San Francisco, California
Member - Audit Committee
Member - Environmental and Safety Committee
Ms. Rose was Group Vice President and Chief Financial Officer of The Clorox Company until 2003. She has served as a Director of Fairmont since 2004.

John L. Sharpe
Scottsdale, Arizona
Member - Audit Committee
Chairman - Environmental and Safety Committee
Mr. Sharpe was President and COO of Four Seasons Hotels Inc. from 1995 to 1999. He has served as a Director of Fairmont since 2001.

L. Peter Sharpe
Toronto, Ontario
Member - Audit Committee
Member - Corporate Governance and
Nominating Committee
Mr. Sharpe has been President and CEO of The Cadillac Fairview Corporation Limited since 2000. He has served as a Director of Fairmont since 2001.

Robert S. Singer
Columbus, Ohio
Chairman - Audit Committee
Member - Environmental and
Safety Committee
Mr. Singer was appointed President and COO of Abercrombie & Fitch Co. in May 2004. He was formerly the Executive Vice President and CFO of Gucci Group N.V. He has served as a Director of Fairmont since 2003.

Carole S. Taylor (1)
Vancouver, British Columbia
Member - Corporate Governance and
Nominating Committee
Member - Environmental and Safety Committee
Ms. Taylor has been Chair of the Board of Directors of CBC/Radio-Canada since 2001. She has served as a Director of Fairmont and its predecessor since 1999.

(1) On February 18, 2005, Ms. Taylor stepped down as a Director of Fairmont.

2004 ANNUAL REPORT

CORPORATE GOVERNANCE
Corporate governance practices

During 2004, the Directors held 26 meetings, including one special meeting devoted exclusively to Fairmont’s corporate strategy and direction.

To fulfill its responsibility as steward of shareholders’ interests, the Board meets regularly with management to review, discuss, approve and supervise the implementation of Fairmont’s strategic plans and budgets. Essential to fulfilling this responsibility is understanding and assessing business risks. The Board helps establish limits and approves strategies for managing risk.

Fairmont is also committed to rigorous internal controls and compliance. This includes thorough supervision of management, internal and external audits and enforcement of our Code of Ethics. This Board-approved Code promotes ethical and honest behavior and establishes strict rules around conflicts of interest for all employees and Directors.

Fairmont’s key governance practices include:

•	All four committees of the Board are 100% independent

•	Directors have access to outside advisors at the Company’s expense

•	The Board regularly evaluates its effectiveness

•	Directors receive orientation and ongoing learning

•	The CEO’s performance and objectives are reviewed each year

•	The Board conducts succession planning reviews

•	The Board approves the Company’s strategic plans

•	The Board has approved a disclosure policy to keep stakeholders informed

•	The differences between Fairmont’s corporate governance practices and the NYSE corporate governance listing standards are not considered signifcant.

Board Committees

The Board discharges its responsibilities directly and through four committees, comprised entirely of independent members.

Audit Committee

Oversees Fairmont’s compliance with legal and regulatory requirements as well as the integrity of financial reporting, our external auditors, internal controls, disclosure controls and internal audit functions. The composition of this committee meets the applicable guidelines and standards of the Toronto Stock Exchange, Ontario Securities Commission, New York Stock Exchange, U.S. Securities and Exchange Commission and the Sarbanes-Oxley Act of 2002.

Corporate Governance and Nominating Committee

Establishes and monitors Fairmont’s corporate governance practices and procedures; oversees the review of the Board, its committees and individual directors; and assesses and recommends prospective director candidates.

Management Resources and Compensation Committee

Reviews senior management structure, staffing, succession planning and compensation. It also recommends the corporate goals and objectives against which the performance of the Chief Executive Officer will be evaluated.

Environmental and Safety Committee

Reviews and evaluates Fairmont’s existing environmental and workplace safety practices and procedures.

www.fairmont.com/investor
Committee terms of reference, the Board Charter, Fairmont’s Code of Ethics and our most recent proxy circular are available on our website.

 FAIRMONT HOTELS & RESORTS INC.

February 18, 2005

Management’s discussion and analysis (the “MD&A”) should be read in conjunction with the consolidated financial statements and notes. The financial statements of Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). A summary of the differences between Canadian GAAP and U.S. GAAP is found in note 25 of the consolidated financial statements. The financial statements and the MD&A are presented in United States dollars unless otherwise indicated. This MD&A is based on the segmented financial information of our operations presented in note 3 of the consolidated financial statements.

20	Our business
A description of the different segments of our business, with an explanation of the industry trends and factors that drive our performance.

23	FHR’s strategy
Our focus over the next three to five years is to build shareholder value by growing brand awareness and expanding our management portfolio.

24	FHR’s ability to deliver results
FHR enters 2005 with the resources and capabilities to drive growth in shareholder value.

26	Operating review
For the years ended December 31, 2004 vs. 2003 and 2003 vs. 2002.

37	Company outlook
In 2005, we are focused on hastening the growth of the Fairmont brand.

38	Liquidity and capital resources
42	Transactions with Legacy
43	Transactions with other related parties
43	Critical accounting policies and estimates
45	Changes in accounting policies
45	Pending accounting policy changes
46	Risks and uncertainties
50	Non-GAAP financial measures
51	Forward-looking statements

Readers are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results to differ materially from our expectations. We disclaim any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our business

FHR has owned and managed hotels and resorts for 117 years. We have evolved from an owner and operator of hotels in Canada to become a global luxury and first-class hotel owner and management company with 83 properties in eight countries around the world.

Hotel ownership

FHR holds ownership positions ranging from 15% to 100% in 23 hotels and resorts operating in seven countries. Our properties include well-known hotel destinations such as The Fairmont Banff Springs and The Fairmont Scottsdale Princess. Fairmont Hotels Inc. (“Fairmont”) manages our 20 luxury hotels and Delta Hotels Limited (“Delta”) manages our three first-class properties. We earn approximately 88% of our EBITDA(1) from our owned hotels through room occupancy, food and beverage sales and other amenities such as spa, golf and retail operations.

Hotel management

We manage or franchise 83 hotels and resorts, including the 23 hotels that we have an ownership position in, through our subsidiaries Fairmont and Delta, each their own distinct brand.

Fairmont: Fairmont is North America’s largest manager of luxury hotels, as measured by rooms under management, with 46 hotels and approximately 22,200 rooms in major city centers and resort destinations in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco and the United Arab Emirates.

Delta: Delta is Canada’s largest first-class hotel management company with more than 11,000 rooms at 37 managed and franchised properties across Canada. Delta’s management contracts have an average remaining term of more than 10 years.

Under their management contracts, Fairmont and Delta are responsible for day-to-day operations on behalf of the owner. For these services, they earn a base fee, usually between 2.5% to 3.5% of the property’s gross revenues. Incentive fees can be earned by achieving established operating performance targets. Incentive fees are generally up to 30% of earnings above a threshold on most of our management contracts.

Investment in Legacy

We own 23.7% of Legacy Hotels Real Estate Investment Trust (“Legacy”), a publicly traded Canadian hotel real estate investment trust. Legacy owns 24 hotels with approximately 10,700 rooms across Canada and the United States. Fairmont manages Legacy’s 13 luxury properties and Delta manages the 11 first-class hotels. We account for our ownership interest in Legacy on an equity basis.

Real estate developments

FHR owns undeveloped land in Toronto and Vancouver. Our Southtown lands are located in the core of downtown Toronto between the financial district and Lake Ontario. They are zoned for the development of 4.9 million square feet of commercial and residential space, including a hotel development. The Coal Harbour land is located across from the site of Vancouver’s new convention center. It is zoned for the development of approximately 800,000 square feet of hotel space. There are currently no formal plans for a hotel at either site.

Fairmont Heritage Place (“FHP”), our vacation ownership product, opened the first ten of 50 planned residences adjacent to The Fairmont Acapulco Princess, Mexico in September 2004. Planning and sales efforts are also underway for FHP Barbados, a 26-residence oceanfront complex adjacent to The Fairmont Royal Pavilion. Future vacation ownership development opportunities exist in Scottsdale, Bermuda and Hawaii. We also have the option to participate in the management of residences on property adjacent to The Fairmont Mayakoba, Riviera Maya in Mexico, currently under construction.

(1) See note on non-GAAP measures on page 50.

FAIRMONT HOTELS & RESORTS INC.

Fairmont’s management contracts have an average remaining term of more than 40 years, among the longest in the industry.

Key performance drivers

•
Economic trends: Performance in the lodging industry is closely related to economic conditions. Economic growth tends to stimulate both leisure and business travel, which drives both occupancy and average room rates.

•	Brand strength: Entrenching our brand in the minds of travelers expands our ability to compete for capital, development opportunities, management contracts and guests.

•	Operating leverage: Incremental revenue drives substantial improvements in margins and income due to the industry’s fixed-cost operating leverage, particularly in luxury lodging.

•	Breadth of opportunity and a capacity for growth: We have a strong balance sheet, a growing family of capital partners and an abundance of key destinations that do not have a Fairmont property.

2004 ANNUAL REPORT

RevPAR penetration

225
200
175
150
125
100
75
50
25
0
(in dollars)
2000
2001
2002
2003
2004
2005-F
2006-F
Luxury Segment
Fairmont
Upper-Upscale Segment

Sources: Smith Travel Research and Fairmont filings

$4 million

FHR earned $4 million in incentive fee revenues in 2004. We anticipate incentive fees to approximately double each year for the next three years.

The Fairmont Royal York, Ontario

Trends in the lodging industry

1 Market trends are converging to create an environment of sustainable growth.

After several challenging years, the lodging industry is experiencing a real and sustained recovery as the result of improved economic conditions.

2 Growth in demand for lodging is outpacing supply growth, reaching a spread that has not been experienced since 1992 to 1994.

Business travel has improved significantly while leisure travel remains strong. At the same time, supply growth for both the luxury and upper-upscale markets has remained low.

3 The industry is experiencing improvement in margins.

A greater portion of the increase in RevPAR (2) is being driven by higher room rates - which is highly profitable - rather than increased occupancy, which brings higher operating costs.

4 Trends in the capital markets are causing capital to flow to the real estate sector.

The greater access to capital improves the asset value of FHR’s owned properties while providing the capital we need to renovate our properties and participate in opportunities to expand our portfolio.

5 There is a growing trend to develop mixed-use projects.

The building of hotels or resorts is usually coupled with the development of privately owned vacation properties. Through FHP, its vacation ownership product, FHR has the expertise as well as the real estate to participate in this trend.

(2) See note on non-GAAP measures on page 50.

 FAIRMONT HOTELS & RESORTS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FHR’s strategy

Our focus over the next three to five years is to build shareholder value by growing brand awareness and expanding our management portfolio. We will focus on North America where Fairmont has an established footprint while building momentum in strategic international markets like Europe and the Middle East.

1 Expand our management operations

We will continue to develop and leverage the Fairmont brand by seeking new management opportunities. Our goal is to increase the proportion of revenues and EBITDA generated by management fees by capturing more contracts for hotels that fit our brand. To accomplish this goal, we may make selective acquisitions, take minority equity positions in or advance long-term loans to obtain hotel management contracts.

In 2004, we expanded our portfolio by securing the management contract for The Fairmont Monte Carlo in Monaco, the hotel having been acquired by FHR European Ventures LLP, a partnership in which FHR holds a 25% interest.

2 Secure maximum value for our real estate

FHR’s value creation strategy is executed through the following steps:

•	Acquire under-performing properties with significant upside potential;

•	Rebrand the property, improve management of operations, renovate (if necessary) and reposition;

•	Stabilize operations and cash flow;

•	Sell the property, realizing the full asset appreciation while retaining the long-term management contract.

In 2004, we sold The Fairmont Kea Lani Maui for $355 million, purchased in 2001 for $250 million, and retained the long-term management contract valued at approximately $50 million. Similarly, The Fairmont Glitter Bay in Barbados was also sold in July for a non-taxable gain of about $8 million and Fairmont continues to manage the property under a long-term management contract.

3 Expand our development pipeline

Fairmont has management contracts for the following three properties under development:

•	The Fairmont Mayakoba, Riviera Maya, a 401-room luxury resort near Playa del Carmen, Mexico is scheduled to open in late 2005.

•	The Fairmont Cairo, Nile City, a 552-room luxury hotel on the Nile River in central Cairo, Egypt, is scheduled to open in 2006.

•	The Fairmont Abu Dhabi Resort & Villas, a 265-room luxury resort in the United Arab Emirates, is scheduled to open in 2007.

As these properties become operational, Fairmont will earn base fees and later incentive fees from managing these hotels.

4 Maximize returns on land holdings

We plan to maximize our returns from our land holdings in Toronto, Vancouver and adjacent to our hotels and resorts through dispositions or development.

In 2004, we sold a block of land zoned for residential use in Vancouver’s Coal Harbour, for proceeds of $14 million. We expect to sell the remaining lands in Toronto and Vancouver over the next three years. We also seek to benefit from the excess land surrounding several of our hotels and resorts through vacation ownership, mixed-use development opportunities or sale to a third-party.

5 Maximize existing portfolio performance

We will enhance operating performance of our existing portfolio by capturing market share and investing in productive extensions of the Fairmont brand such as Willow Stream spas, golf courses and retail opportunities. We will also expand programs and products aimed at building brand loyalty such as Fairmont President’s Club, our loyalty program, and Fairmont Gold, our ‘hotel within a hotel’.

2004 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

FHR’s ability to deliver results

FHR enters 2005 with a strong balance sheet, growing brand awareness, a renovated portfolio of properties, proven management capability and the partnerships to drive above average earnings per share growth.

1	World-class assets:
•	83 hotels and resorts under management, many in high barrier-to-entry markets.
•	Significant exposure to leisure travel, the segment with the strongest long-term demand growth projections.

2	Renovated portfolio:
•	Over the past five years, FHR has invested more than $450 million in capital improvements to our properties.

3	Secure, long-term management contracts:
•	The average remaining life of Fairmont management contracts exceed 40 years.
•
Under most of our contracts, Fairmont receives up to 30% of the property’s earnings above an established earnings threshold. In 2004, we earned incentive fees at 20% of our properties. Within the next two to three years, we expect to earn incentive fees on most of our existing contracts.

4	Growing brand awareness:
•	Unaided brand awareness for the Fairmont brand has increased from 2% in 1999 to 26% in 2004.

5	Capacity to grow:
•	At approximately 13% net debt to total assets, we have one of the strongest balance sheets in the industry.
•	We build strategic relationships with partners that will enhance our global presence. Our partnerships include:

His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud; His Highness Dr. Sheikh Sultan bin Khalifa Al Nahyan of Abu Dhabi; Legacy; Maritz, Wolff & Company; Host Marriott Corporation and Bank of Scotland Corporate.

•
In 2004 we entered into a partnership with Bank of Scotland Corporate and Kingdom Hotels International (“Kingdom”), a company affiliated with His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud. The partnership, FHR European Ventures LLP, has a potential buying capacity of $1.5 billion, to be spent on acquiring luxury hotels in key European gateway cities. This strategic partnership demonstrates our intent and capacity to extend the Fairmont brand across Europe.

Our results are significantly affected by occupancy and room rates achieved by hotels, our ability to manage costs, the relative mix of owned and managed hotels and the change in the number of owned hotels through acquisition and disposition.

Additional information relating to theCompany, including our Annual Information Form, can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) located at www.sedar.com. We also file Form 40-F in the United States, which can be found on: www.sec.gov/edgar.shtml.

FAIRMONT HOTELS & RESORTS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial highlights

(in millions, except per share data)	2004	2003	2002
Revenues	$768.7	$691.4	$618.3
EBITDA	181.0	142.4	198.3
Net Income	155.8	50.7	92.5
Basic earnings per share	$1.99	$0.64	$1.18
Diluted earnings per share	$1.97	$0.63	$1.16
Dividends declared per share	$0.10	$0.07	$0.05
Total assets	$2,402.6	$2,503.0	$2,223.0
Total debt	402.1	657.6	535.5
Shareholders’ equity	1,650.4	1,545.9	1,399.3

Operating review

Year ended December 31, 2004 compared with year ended December 31, 2003

In 2004, the North American lodging industry experienced a solid recovery. Improved economic conditions in Canada and the United States are stimulating demand for business and leisure travel, creating a strong recovery in the lodging industry. FHR benefited from the improving industry fundamentals and rebounded from the difficult operating environment of 2003.

Coupled with low supply growth in most of our markets, many of our properties achieved significant growth in RevPAR. This improved RevPAR was driven by increases in both occupancy and average daily rate (“ADR”).

Hotel ownership operations

Revenues from hotel ownership operations increased 11.8% to $654 million in 2004 from $585 million in 2003. The improvement in performance was driven by double-digit revenue growth at many of our large resorts, notably The Fairmont Orchid, Hawaii, The Fairmont Chateau Lake Louise, The Fairmont Southampton and the two resorts in Mexico. The Fairmont Southampton reopened as scheduled in April 2004, after being closed for seven months of repairs following the hurricane damage sustained in September 2003. The two hotels sold in July, generated $51 million of revenues in 2004 and $81 million in 2003.

Revenues from our U.S. and International hotels increased 9.2% to $400 million. Excluding the two resorts sold in July and The Fairmont Southampton, revenues at our U.S. and International hotels were up 21.4% or $51 million. All of our hotels in this portfolio contributed to the improvement, driven primarily by increased revenues at The Fairmont Orchid, Hawaii of 27.8% and the Mexican properties of 19.6%.

Revenues from our Canadian properties increased 16.2% to $254 million. This increase was attributable mainly to robust operating performance at The Fairmont Chateau Lake Louise and the stronger Canadian dollar. Revenues for The Fairmont Chateau Lake Louise increased 32.5% over the prior year as the resort benefited from the strength in Asian tour business and the opening of the resort’s new meeting facility and guestrooms. When adjusted for the year over year strengthening of the Canadian dollar, revenues from our Canadian properties were up 8.2% or approximately $18 million.

Most of our wholly-owned properties are resorts. As a result, leisure travel is our most important source of demand, generating approximately 60% of revenues at our wholly-owned hotels. Business travel, which accounts for approximately 60% of hotel industry revenues, generates approximately 40% of revenues at FHR’s wholly-owned hotels.

In 2004, there was little new supply in markets in which we operate since many of our hotels are located in high barrier-to-entry markets.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Ownership highlights

Scottsdale

The Fairmont Scottsdale Princess outperformed our expectations. In 2004, RevPAR at this resort was up 12.6% over 2003. This was driven equally by increases in ADR and occupancy. Strong demand from the group meeting segment contributed to another notable year at the resort. ADR for the individual leisure travel segment was also up almost 6% in the year. We expect strong demand from the leisure segment will continue to drive operating performance growth in 2005.

Hawaii

Our Hawaiian resorts continue to benefit from the strong improvement in travel fundamentals. On July 15, 2004, we capitalized on our success at The Fairmont Kea Lani Maui by selling it for an after-tax gain of about $68 million. We will continue to manage this property under the existing long-term management contract.

Results at The Fairmont Orchid, Hawaii also improved significantly over 2003. Revenues were up 27.8% due largely to a 24% increase in RevPAR, led by a 13.0 point improvement in occupancy. Occupancy levels were 26.8% higher while ADR dropped slightly by 2.4%. We are particularly pleased with the improvement in leisure transient and tour as well as our 25.7% demand growth in the meetings segment. The occupancy growth allowed the resort to generate impressive margin improvements in the year. We are expecting significant growth in 2005, driven primarily by the tour segment.

Acapulco

Our Mexican properties generated significant improvement over 2003 as revenues were up 19.6% and EBITDA was up 53.4%. The Fairmont Acapulco Princess grew RevPAR by 13.8%, primarily driven by increased demand in meetings and tours segments, whereas the The Fairmont Pierre Marques had a 34.0% growth in RevPAR that was a combination of strong rate and occupancy growth across all segments. These improvements have been driven by strong domestic business.

Whistler

Demand was lower throughout the Whistler village as strong competition from U.S. ski destinations and a higher Canadian dollar impacted cross-border traffic from the United States. Despite these challenges, RevPAR was up 14% due to a 9.3% improvement in occupancy and 4.3% improvement in ADR. In Canadian dollars, RevPAR was up 4.5%.

Banff, Lake Louise & Jasper

In 2004, these resorts experienced a very strong rebound from the tour segment which was hit particularly hard by the impact of SARS in 2003. EBITDA for these three properties was up 25.9% over 2003. The Fairmont Chateau Lake Louise enjoyed considerable revenue growth of 32.5% as a result of recovery of the Asian tour business and the addition of the resort’s new meeting facility and 81 guestrooms. Revenues at the The Fairmont Banff Springs were up almost 9.0% primarily driven by a 38.4% revenue improvement in the tour segment. We expected continued significant growth in 2005 from The Fairmont Chateau Lake Louise as the resort will continue to benefit from its newly renovated product.

Bermuda

As planned, The Fairmont Southampton reopened in April. The speed and strength of the recovery at this property has greatly exceeded our expectations. The business climate in Bermuda was very strong in 2004. The Fairmont Hamilton Princess grew RevPAR by 25.6% due to strong increases in both ADR and occupancy, as demand was solid from the group meeting and leisure travel segments.

Boston

Revenues were up 18.7% with RevPAR improvement of 14.8% largely due to improvement in ADR. In 2004, we invested approximately $15 million in significant renovations to this property and the growth in rate is attributable to a change in the mix of business, the addition of Fairmont Gold and the new pricing structure that supports our renovated property. New supply is expected in the Boston market in 2005, nonetheless with our newly renovated property we believe this hotel is poised for considerable growth.

2004 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Comparable owned hotels

Year ended December 31	2004	2003	Variance
Worldwide
RevPAR	$117.78	$99.69	18.1%
ADR (1)	188.83	179.17	5.4%
Occupancy	62.4%	55.6%	6.8 points
Canada
RevPAR	$114.93	$99.67	15.3%
ADR	174.01	163.44	6.5%
Occupancy	66.0%	61.0%	5.0 points
U.S. and International
RevPAR	$120.89	$99.71	21.2%
ADR	207.11	199.81	3.7%
Occupancy	58.4%	49.9%	8.5 points

(1) ADR (average daily rate) is defined as room revenue per occupied room.

Comparable Hotels are considered to be properties that were wholly-owned by FHR for at least the entire current and prior fiscal year. Comparable Hotel statistics exclude properties where renovations have had a significant adverse effect on the property’s primary operations.

Exclusions: The Fairmont Southampton (renovation); The Fairmont Copley Plaza Boston (wholly-owned as of February 2003); The Fairmont Kea Lani Maui (sold July 2004); The Fairmont Glitter Bay (sold July 2004).

RevPAR at the portfolio of comparable hotels increased 18.1% to $117.78 in 2004 from $99.69 in 2003. The U.S. and International properties enjoyed solid leisure demand, which drove occupancy growth of 8.5 points and a 3.7% increase in ADR, resulting in robust RevPAR growth of 21.2%. Our Canadian hotels experienced a 5.0 point increase in occupancy along with a 6.5% increase in ADR, resulting in RevPAR growth of 15.3%. Adjusting for the foreign exchange impact, RevPAR for our Canadian portfolio was up 7.2%.

EBITDA from owned hotel operations was up 34.0% to $160 million from $120 million in 2003. Owned hotel EBITDA margin improved considerably to 24.5% from 20.4% in 2003 with portfolio-wide increases in both occupancy and ADR.

EBITDA from the U.S. and International properties was up 39.7% to $91 million primarily due to higher ADR and occupancy levels across the portfolio. 2003 EBITDA of $65 million includes uninsured costs of $9 million related to hurricane damage in Bermuda. The two hotels sold in 2004, contributed $20 million and $28 million to hotel ownership EBITDA in 2004 and 2003, respectively. We will continue to earn management fees from these hotels under the terms of the long-term management agreements. EBITDA for both years includes business interruption insurance related to lost revenues of The Fairmont Southampton and The Fairmont Hamilton Princess.

Canadian owned EBITDA increased by 26.3% to $69 million. Higher occupancy levels and the stronger Canadian dollar are the primary reasons for this increase. In 2003, the Canadian owned portfolio was severely affected by travel concerns regarding severe acute respiratory syndrome (“SARS”). Adjusting for the foreign exchange impact, EBITDA was up approximately 17.6%.

Investment in Legacy

In 2004, our investment in Legacy generated equity losses of $2 million compared to a $9 million equity loss in 2003. This improvement is primarily attributable to Legacy’s portfolio benefitting from a rebound in demand in 2004, after travel concerns relating to SARS eroded demand in 2003.

Real estate activities

Real estate activities generated EBITDA of $6 million compared to $11 million in 2003. In 2004, we disposed of one block of land from our Coal Harbour site in Vancouver, B.C. as well as several smaller blocks of land that were not part of our principal real estate holdings in Toronto or Vancouver. Total proceeds received for these

FAIRMONT HOTELS & RESORTS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Comparable Fairmont managed hotels

Year ended December 31	2004	2003	Variance
Worldwide
RevPAR	$119.36	$104.73	14.0%
ADR	184.66	172.54	7.0%
Occupancy	64.6%	60.7%	3.9 points
Canada
RevPAR	$100.18	$86.39	16.0%
ADR	153.43	140.38	9.3%
Occupancy	65.3%	61.5%	3.8 points
U.S. and International
RevPAR	$138.75	$123.14	12.7%
ADR	216.90	205.70	5.4%
Occupancy	64.0%	59.9%	4.1 points

Comparable Hotels are considered to be properties that were fully open under Fairmont management for at least the entire current and prior fiscal year. Comparable Hotel statistics exclude properties where renovations have had a significant adverse affect on the property’s primary operations.

Exclusions: The Fairmont Southampton (renovations); The Fairmont Olympic Hotel, Seattle (assumed management August 2003); The Fairmont Turnberry Isle Resort & Club, Miami (assumed management January 2004).

lands were $15 million. In 2003, we disposed of one block of our Southtown lands in Toronto, two blocks of land at our Coal Harbour site and several smaller pieces of non-core real estate located primarily next to rail lines. Total proceeds received from these sales were $32 million. Land sales and land holding activities generated EBITDA of $8 million and $14 million for 2004 and 2003, respectively.

FHP, FHR’s vacation ownership business, produced $14 million in revenues and a $3 million loss to EBITDA. Vacation ownership activities for the same period in 2003 generated $2 million in revenues and a $4 million loss to EBITDA. The early phases of our vacation ownership project in Acapulco are absorbing the majority of the initial common construction costs.

Management operations

Fairmont

During 2004, Fairmont assumed management of The Fairmont Monte Carlo. The hotel was acquired by FHR European Ventures LLP and Fairmont took over management late in the year. FHR invested $20 million for a 25% indirect real estate interest in the hotel and the management contract.

In addition, in 2004 Fairmont entered into the following two new management contracts on properties under development:

•
The Fairmont Mayakoba, Riviera Maya, Mexico. FHR will invest approximately $10 million for the management contract and an equity interest of approximately 19.9% in the resort. As at December 31, 2004, FHR had invested $4 million. We also have the option to participate in the management of an adjacent luxury vacation ownership complex. The resort is scheduled to open in late 2005.

•	The Fairmont Cairo, Nile City in Egypt. FHR has invested approximately $10 million for the management contract and an equity interest of about 14% in the property, which is expected to open in 2006.

Revenues under management increased 19.5% to $1.7 billion in 2004 from $1.4 billion in 2003. The addition of The Fairmont Turnberry Isle Resort & Club, Miami on January 1, 2004 contributed 21.3% of this increase. Improved operating results and the appreciation of the Canadian dollar contributed to the balance of the increase. The Fairmont Monte Carlo came under Fairmont’s management in mid-December, consequently it did not impact 2004 results.

2004 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Comparable Delta managed hotels

Year ended December 31	2004	2003	Variance
RevPAR	$64.43	$55.36	16.4%
ADR	98.53	91.78	7.4%
Occupancy	65.4%	60.3%	5.1 points

Comparable Hotels are considered to be properties that were fully open under Delta management for at least the entire current and prior fiscal year. Comparable Hotel statistics exclude properties where renovations have had a significant adverse affect on the property’s primary operations.

Exclusions: Delta Meadowvale and Delta franchised hotels

Management fees increased by 23.5% to $55 million in 2004 from $44 million in 2003, due to the improvement in revenues under management. Total fee revenues included $21 million from our owned properties, up 15.3% from 2003. Base revenues from properties under management increased 24.0% to $45 million from $37 million in 2003, while incentive fees increased to $3 million from $2 million in 2003. Incentive fees grew to represent 5.7% of our total management fees compared to 3.4% in 2003.

Under most of our existing contracts, Fairmont receives up to 30% of the property’s earnings above an established earnings threshold. This threshold does not change over the life of the contract unless significant renovations are made to the property. In 2004, we earned incentive fees at 11 of our 46 properties. In 2005, we expect about 15 of our existing properties to earn incentive fees. Within the next two to three years, we expect to earn incentive fees on the majority of our existing contracts.

For the Fairmont portfolio of comparable hotels, RevPAR increased 14.0% to $119.36 from $104.73 in 2003, driven by substantial improvements in occupancy and ADR at our Canadian portfolio and our U.S. and International properties. Adjusting for the foreign exchange impact, RevPAR increased by 10.6%.

EBITDA from our Fairmont management operations increased 27.8% to $40 million from $31 million in 2003. EBITDA margin increased to 73.3% from 70.8% in 2003, primarily due to the increase in incentive fees, which do not generate any corresponding costs.

Delta

Revenues under management increased 17.9% to $380 million from $322 million. Management fee revenues increased 9.4% to $13 million from $12 million in 2003. These improvements relate primarily to better operating performance and the appreciation of the Canadian dollar. SARS had a substantial impact on Delta’s results in 2003, particularly at the hotels located in Toronto and Montreal. In 2004, incentive fees were $1 million and accounted for 6.3% of Delta’s total management fee revenues. In 2004, we earned incentive fees at eight of our properties under management, compared to six in 2003.

For the Delta portfolio of comparable hotels, RevPAR increased 16.4% to $64.43 from $55.36 in 2003, primarily as a result of an 8.5% increase in occupancy. When measured in Canadian dollars, ADR was flat and RevPAR was up 8.2% in 2004.

EBITDA from Delta’s management operations decreased 8.0% to $8 million from $9 million in 2003 and EBITDA margins decreased to 62.5% from 74.4%. The decrease is mainly attributable to a one time loan receivable write-off and increased operational costs.

Other items

Revenues and expenses from managed and franchised properties

Other revenues and expenses from managed and franchised properties represent the expenditure and recovery of central marketing, reservations and other services that we provide on a cost recovery basis under the terms of our management and franchise agreements. The net difference represents the portion of amounts spent in excess of recoveries from managed hotels that are owned by third parties. In 2004, we recognized a $1 million deficit on these programs compared to a $3 million deficit in 2003.

FAIRMONT HOTELS & RESORTS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

In order to continue our strategy of increasing brand awareness, we made a decision to maintain our marketing efforts during 2004, despite the knowledge that all amounts would not be recovered. A comparable deficit is expected to be incurred in 2005.

General and administrative expenses

General and administrative expenses were $30 million compared to $17 million in 2003. In 2004, the Company experienced higher corporate overhead costs relating primarily to increases in incentive and certain other compensation costs of approximately $4 million, expenses due to stock appreciation rights issued by the predecessor company (“Canadian Pacific Limited”) of $3 million, and public company regulatory requirements under the Sarbanes-Oxley Act of approximately $1 million. Furthermore, the year over year appreciation of the Canadian dollar had the impact of increasing expenses by approximately $2 million. General and administrative expenses are expected to be higher in 2005, as a result of organizational structure changes and the expense of FHR’s long-term compensation costs.

Amortization

Amortization expense increased 9.5% to $74 million in 2004. This increase was largely a result of the additions to property, plant and equipment and the appreciation of the Canadian dollar.

Other (income) expenses

Other expenses in 2003, consist primarily of amounts related to the repayment of debt that occurred in December following the convertible note issue.

Gain on sales of investments and hotel assets

In July 2004, we sold The Fairmont Kea Lani Maui to Host Marriott Corporation for $355 million, earning a pre-tax gain of $109 million. The resort will continue to be managed by Fairmont under an existing long-term management contract. We also sold The Fairmont Glitter Bay in Barbados for approximately $32 million. This sale resulted in a non-taxable gain of $8 million.

In September 2004, FHR reduced its equity position in Legacy from 35% to 23.7%, by selling 12 million units at Cdn$6.75 each for total proceeds of Cdn$81 million, or approximately $63 million and recognized a gain of $28 million.

Interest expense, net

Net interest expense decreased to $33 million from $34 million in 2003. This decrease is attributable to lower average debt levels in 2004, countered by higher amortization of financing costs, due primarily to the full year inclusion of the convertible notes.

Income tax expense (recovery)

We experienced a net income tax expense of $62 million compared to a recovery of $12 million in 2003. Income tax expense for 2004 includes $41 million related to the sale of The Fairmont Kea Lani Maui, while income tax expense for 2003, includes a recovery of $24 million as a result of a favorable tax settlement. Our 2004 effective tax rate was 28.4%. Excluding the impact of the $24 million recovery received in 2003 and $9 million of uninsured costs related to hurricane damage in Bermuda, a non-taxable jurisdiction, our effective tax was 26.8% in 2003.

Foreign exchange

Average Canadian dollar exchange rates appreciated approximately 7.4% over 2003. At the end of 2004, the Canadian dollar was approximately 6.9% higher in value relative to the U.S. dollar than at the end of 2003. The appreciation of the Canadian dollar has an impact on FHR’s results in several ways:

•	A significant portion of revenues and EBITDA from hotel ownership operations are generated by our Canadian operations thereby improving operating results when reported in U.S. funds;

•	A significant portion of our management and corporate expenses are incurred in Canadian dollars reducing EBITDA and EBITDA margins;

•
It is possible foreign travel to Canada may be inhibited by the higher prices while Canadian travelers may be encouraged to travel outside the country. The impact of these effects can not be reasonably quantified and as a result the table below does not reflect this impact.

Impact of Canadian dollar appreciation in 2004

(in millions, except per share data)
Operating revenues	$21.2
EBITDA	$4.3
Interest	(0.2)
Amortization	(2.1)
Income taxes	(0.1)
Net income impact	$1.9
Diluted earnings per share impact	$0.02

2004 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Comparable owned hotels

Year ended December 31	2003	2002	Variance
Worldwide
RevPAR	$114.78	$111.53	2.9%
ADR	197.43	182.44	8.2%
Occupancy	58.1%	61.1%	-3.0 points
Canada
RevPAR	$99.67	$95.14	4.8%
ADR	163.44	145.16	12.6%
Occupancy	61.0%	65.5%	-4.5 points
U.S. and International
RevPAR	$131.12	$129.33	1.4%
ADR	238.17	229.53	3.8%
Occupancy	55.1%	56.3%	-1.2 points
Exclusions: The Fairmont Southampton (renovations); The Fairmont Orchid, Hawaii; The Fairmont Copley Plaza Boston.

Year ended December 31, 2003 compared with year ended December 31, 2002

The year 2003 was an extremely difficult one for FHR due to the significant impact of SARS, the war in Iraq and continued economic weakness. With about half of our EBITDA coming from Canada, the impact of these issues as well as the fires in Western Canada, mad cow disease and Air Canada’s financial problems were devastating.

Our operations were further challenged by the worst hurricane to hit Bermuda in 50 years. This hurricane left The Fairmont Southampton closed for repairs until the spring of 2004.

Hotel ownership operations

Revenues from hotel ownership operations increased 13.2% to $585 million in 2003 from $517 million in 2002. In the first quarter, revenues were comparable with 2002 as demand from the leisure segment remained strong and favorable changes in exchange rate improved revenues. However, by the second quarter, the combined impact of the war in Iraq, SARS and an already weak U.S. economy started to impact revenues. The extremely challenging operating environment continued throughout the third quarter as SARS caused a precipitous decline in tour group business. Operations started to return to more normal levels in the fourth quarter as the North American economy showed signs of recovery. By December, most of our owned hotels were generating revenues similar to 2002 levels.

Revenues from U.S. and International hotels were up 19.1%, with the acquisition of The Fairmont Orchid, Hawaii and the remaining 50% of The Fairmont Copley Plaza Boston and a 14% improvement in revenues at The Fairmont Kea Lani Maui contributing the majority of the increase. Revenues generated by Canadian properties increased 4.5% in 2003, primarily because of the significant appreciation in the value of Canadian dollar. When measured in local currency, Canadian dollar revenues declined by 6.7%.

RevPAR at the comparable hotels increased 2.9% to $114.78 in 2003 from $111.53 in 2002. Strong ADR growth of 3.8% at our U.S. and International properties was driven primarily by higher rates from tour group and leisure travel. At our Canadian hotels, strength in the Canadian dollar helped to offset occupancy declines experienced in the tour group segment.

EBITDA from hotel ownership operations decreased 24.6% to $120 million in 2003 from $158 million in 2002.

Despite a slight increase in comparable RevPAR, EBITDA at the U.S. and International properties declined 6.4% to $65 million. The decrease was primarily a result of uninsured costs of $9 million related to the hurricane damage in Bermuda, offset by the acquisition of The Fairmont Copley Plaza Boston.

 FAIRMONT HOTELS & RESORTS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Comparable Fairmont managed hotels

Year ended December 31	2003	2002	Variance
Worldwide
RevPAR	$103.85	$105.28	-1.4%
ADR	171.43	163.18	5.1%
Occupancy	60.6%	64.5%	-3.9 points
Canada
RevPAR	$86.39	$86.63	-0.3%
ADR	140.38	127.41	10.2%
Occupancy	61.5%	68.0%	-6.5 points
U.S. and International
RevPAR	$124.96	$127.95	-2.3%
ADR	210.31	212.22	-0.9%
Occupancy	59.4%	60.3%	-0.9 points

Exclusions: The Fairmont Southampton (renovations); The Fairmont Dubai; The Fairmont Sonoma Mission Inn & Spa; The Fairmont Orchid, Hawaii; The Fairmont Washington, D.C.; The Fairmont Olympic Hotel, Seattle.

EBITDA at the Canadian hotels and resorts declined $25 million to $53 million. This decline was characterized by lower ADR (when measured in Canadian dollars) and occupancy, higher energy, property taxes and insurance costs of $14 million as well as cost reductions in 2002 totaling $4 million that were not likely to repeat.

Our equity investment in Legacy generated a $9 million equity loss compared to equity income of $6 million in 2002. The Legacy portfolio was severely impacted by SARS and other world events in 2003.

Real estate activities

During 2003, we disposed of one block of our Southtown lands in Toronto, two blocks of land at Coal Harbour in Vancouver and several smaller pieces of real estate that were not part of our core real estate activities. We also started to recognize revenues from vacation ownership in 2003. EBITDA from real estate activities decreased 8.7% to $11 million from $12 million in 2002. Net cash proceeds generated by real estate activities increased 50.0% to $27 million from $18 million in 2002.

In 2003, vacation ownership generated revenues of $2 million, and a loss to EBITDA of $4 million. The early phase of our vacation ownership project in Acapulco absorbed the majority of the initial start-up costs.

Management operations

Fairmont

In 2003, revenues under management increased 8.2% to $1.4 billion from $1.3 billion in 2002. New management contracts and the appreciation in the Canadian dollar contributed to the increase.

Management fee revenues increased 7.0% to $44 million. Total fee revenues from our owned properties increased $1 million to $18 million. Base fees from management contracts increased $5 million, but incentive fees declined to $2 million from $4 million in 2002. Weaker performance at many city center hotels caused Fairmont to miss several incentive fee thresholds that we typically achieve. In 2003, incentive fees represented 3.4% of Fairmont’s total management fee revenues compared to 9.0% in 2002.

For the Fairmont portfolio of comparable hotels, RevPAR decreased 1.4% to $103.85. The decline was driven mostly by the precipitous decline in occupancy at our Canadian hotels during the second and third quarters. RevPAR at the U.S. and international properties was down 2.3% from 2002 due to the impact of lower demand from the individual business traveler.

EBITDA declined 6.3% to $31 million from $33 million. EBITDA margin decreased to 71.0% from 80.9% in 2002. In addition to reduced incentive fee revenues, increased marketing expenditures and pension expenses reduced EBITDA.

2004 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Comparable Delta managed hotels

Year ended December 31	2003	2002	Variance
RevPAR	$56.40	$54.18	4.1%
ADR	91.83	84.93	8.1%
Occupancy	61.4%	63.8%	-2.4 points

Exclusions: Delta Sun Peaks Resort; Delta St. Eugene Mission Resort

Delta

Revenues under management increased 3.0% to $322 million in 2003, while management fee revenues increased 2.6% to $12 million. These improvements relate mostly to appreciation in the value of the Canadian dollar, which masked declines in revenues and management fees caused by the events of 2003. Incentive fees were $1 million in 2003 and accounted for 6.0% of Delta’s total management fee revenues compared to 12.3% in 2002.

Delta’s comparable hotel RevPAR increased 4.1% to $56.40 due to the appreciation in the value of the Canadian dollar. SARS had a tremendous impact on Delta’s results in 2003, particularly at our hotels in Toronto and Montreal. When measured in Canadian dollars, RevPAR declined 7% in 2003 from 2002.

Despite the decline in RevPAR, EBITDA increased 7.4% to $9 million in 2003. Stringent cost controls improved EBITDA margins to 74.4% compared to 71.1% in 2002.

Other items

General and administrative expenses

General and administrative expenses were $17 million compared to $18 million in 2002, which included some residual costs related to the reorganization of Canadian Pacific Limited (“reorganization”).

Revenues and expenses from managed and franchised properties

In 2003, we recognized a $3 million deficit on the marketing, booking and other services that we provide under the terms of our management and franchise agreements. We continued to maintain our marketing efforts in 2003 as part of our strategy to continue to build brand awareness knowing all costs would not be recovered.

Amortization

Amortization expense increased to $68 million in 2003 from $52 million in 2002, with the acquisition of The Fairmont Orchid, Hawaii and The Fairmont Copley Plaza Boston.

Other (income) expenses

Other expenses in 2003, relate to the repayment of debt in December following a convertible senior note issue.

Other income in 2002 consists primarily of the favorable settlement of previously accrued amounts related to the reorganization.

Interest expense, net

Net interest expense increased to $34 million from $19 million. The majority of this increase relates to the $136 million acquisition of The Fairmont Orchid, Hawaii in late 2002, which was financed through our credit facilities. The $65 million in debt assumed on the acquisition of The Fairmont Copley Plaza Boston also increased interest expense in 2003.

Income tax expense (recovery)

We experienced a net income tax recovery of $12 million in 2003, after reaching a favorable settlement on pre-reorganization tax issues. Excluding the impact of the $24 million recovery and the uninsured costs related to hurricane damage in Bermuda, our 2003 effective tax rate was 26.8% compared to 27.2% in 2002.

 FAIRMONT HOTELS & RESORTS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarterly results

2004
(in millions, except per share data)	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Total revenues	$177.1	$219.2	$207.5	$164.9	$768.7
EBITDA	34.1	62.5	63.5	20.9	181.0
Net income (loss)	(0.6)	29.0	131.8	(4.4)	155.8
Basic earnings (loss) per share	(0.01)	0.37	1.68	(0.06)	1.99
Diluted earnings (loss) per share	(0.01)	0.36	1.66	(0.06)	1.97
2003
(in millions, except per share data)	First quarter	Second quarterr	Third quarter	Fourth quarter	Total
Total revenues	$174.9	$181.9	$188.6	$145.9	$691.3
EBITDA	42.2	43.4	46.9	9.9	142.4
Net income (loss)	12.5	40.1	11.6	(13.5)	50.7
Basic earnings (loss) per share	0.16	0.51	0.15	(0.17)	0.64
Diluted earnings (loss) per share	0.16	0.50	0.15	(0.17)	0.63

Demand for lodging is seasonal. As a result, revenues are typically higher in the second and third quarters while fixed costs, such as amortization and interest, are stable throughout the year. In 2004, the solid recovery in industry fundamentals that led to substantial increases in RevPAR in our U.S. and international portfolio in the first quarter and our Canadian portfolio in the second quarter were sustained throughout the remainder of the year. It is impossible to predict the events that could affect performance quarter-to-quarter. See the “Risks and Uncertainties” on page 46.

2004 ANNUAL REPORT

88% of EBITDA

Historically, FHR has earned approximately 88% of its EBITDA from owned properties. Our goal over the next five years is to shift that proportion closer to 50%, while increasing EBITDA from management operations.

2004 profit-enhancing and major projects

The Fairmont Chateau Lake Louise

• Completion of the 16,000 square foot meeting facility and 81 new guestrooms (opened in May 2004)

The Fairmont Copley Plaza Boston

• Creation of a Fairmont Gold lounge

• Guestroom renovations (remaining one-third of hotel)

• Upgrades to public areas

The Fairmont Orchid, Hawaii

• Guestroom refurbishment

• Phase II of spa refurbishment and expansion

• Restaurant renovations

The Fairmont Pierre Marques

• Golf course renovations

 FAIRMONT HOTELS & RESORTS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Company outlook

Our objective is to enhance shareholder value by building brand awareness and expanding our management portfolio.

Consequently, in 2005 we are focused on hastening the growth of the Fairmont brand through portfolio expansion. In 2004, we announced the addition of two international luxury hotels to our portfolio. In 2005, by leveraging the strength of our balance sheet and our expanding capital partnerships, we expect to increase the number of additions to our management portfolio. Through FHR European Ventures LLP, we are seeking further opportunities for expansion in Europe while our development team is focused on opportunities in North America and the Middle East.

In 2005, we anticipate improving business conditions to produce strong operating performance growth. The comparability of our 2005 results to historical results, in particular, our hotel ownership operations, will be affected by the two hotels sold in 2004. Our quarterly and annual earnings tend to fluctuate as we execute our strategy of acquiring under-performing assets and selling them once they have stabilized.

Hotel ownership operations

For 2005, we expect the strong industry trends will compel RevPAR growth, with ADR serving as the primary driver leading to margin improvement. While anticipating significant operating performance growth overall, we expect stronger operating performance from our U.S. portfolio, as our Canadian portfolio may be affected by weaker U.S. travel to Canada as a result of the strong Canadian dollar. Majority of our Canadian owned properties are resorts and tend to have a higher customer base of U.S. leisure travel and hence could be the most affected by the strong Canadian dollar.

Investment in Legacy

Legacy’s operations are expected to benefit from the positive economic outlook in Canada and the U.S. We believe that this will translate into higher equity income earned from Legacy, notwithstanding FHR’s reduced equity interest of 23.7%.

Real estate activities

In 2005, FHP will assume management of Franz Klammer Lodge, a 63-residence private club in Telluride, Colorado. Construction will also be completed for the second sold-out phase of FHP Acapulco and sales will commence for Phase 3. Planning and sales efforts are also underway for FHP Barbados, with construction expected to begin in the third quarter of 2005. We expect to recognize revenues on these projects as construction progresses on residences sold.

Fairmont

In January 2005, Fairmont assumed management responsibilities of The Savoy and will also begin earning management fees on The Fairmont Monte Carlo. The Fairmont Mayakoba, Riviera Maya is scheduled to open in late 2005. In early 2005, our management contract with The Plaza in New York will end, as the property is being closed and redeveloped by its new owners. The loss of this management contract will not have a significant impact on our earnings.

We expect continued growth in brand recognition and loyalty will stimulate growth in revenues under management as we expand our portfolio and improve performance at our existing managed properties. Additionally, we expect incentive fees to double in 2005 and because there is no incremental cost associated with these fees, we expect Fairmont’s EBITDA margin to improve.

Delta

With Delta established in most major Canadian urban markets, we are now focused on expanding Delta’s presence in the resort and select secondary markets. In 2005, we expect revenues earned from incentive fees to double, as a result of improved operating performance and an increase in the number of properties earning incentive fees.

2004 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Capitalization

As at December 31	2004		2003
Cash	$99.1		$31.7
Current debt	$4.1		$117.8
Long-term debt	398.0		539.8
	402.1		657.6
Shareholders’ equity
Convertible notes (1)	19.2		19.2
Common share equity (2)	1,631.2		1,526.7
	1,650.4		1,545.9
Total capitalization	$2,052.5		$2,203.5
Net debt to total capitalization ratio	14.8%		29.8%
Net debt to total asset ratio	12.6%		26.3%
Interest coverage (3)	8.7	x	5.2	x

(1)	Amount of $270 million convertible notes related to conversion feature.
(2)	Includes contributed surplus, treasury stock, foreign currency translation adjustments and retained earnings.
(3)	Calculated as EBITDA adjusted for 2004 hotel sales, divided by annual interest payments on debts outstanding at December 31, 2004.

Liquidity and capital resources

Capitalization

FHR’s consolidated net borrowing position decreased 51.6% to $303 million at December 31, 2004 from $626 million at December 31, 2003. The increase in cash balances and reduction to long-term debt in 2004 was primarily due to proceeds received from the sale of the two properties in July 2004 and the sale of the Legacy units in September 2004. The proceeds of these sales transactions were used to repay the mortgages on the two hotel properties totaling $125 million and a portion of our line of credit. During 2004, we also acquired the remaining 16.5% of the Fairmont management company for $70 million and as a result of this transaction, the current portion of long-term debt decreased by $69.0 million.

In March 2004, we entered into a new $400 million unsecured credit facility due March 2007. The interest rate is floating based on market interest rates plus a spread. At December 31, 2004, our unused committed line of credit for short-term and long-term financing was $289 million. Approximately 76% of our total debt is at fixed rates of interest, the majority of which relates to our 3.75% convertible senior notes. Our average borrowing interest rate for 2004 was 5.0%.

At a net debt to asset ratio of 12.6%, we believe that FHR has a conservative capital structure relative to our industry. The Company may take on additional debt in order to fund an acquisition or repurchase its shares in order to move towards a more leveraged capital structure.

Cash flows

Cash generated by operations decreased 35.4% to $70 million from $109 million in 2003. Excluding $41 million of taxes paid on the sale of The Fairmont Kea Lani Maui, cash generated by operations increased to $111 million, from $109 million in 2003. Real estate activities generated $7 million in cash compared to $27 million in 2003 when several blocks of land were sold. In 2005, we do not expect this segment to generate significant cash flow.

Our non-cash working capital balances increased by $18 million over 2003. The primary reasons for this increase are higher revenues as well as a $10 million increase in the insurance claim receivable for hurricane damage in Bermuda which was settled in December 2004.

 FAIRMONT HOTELS & RESORTS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash flows

(millions of dollars)	2004	2003	2002
Inflows
Funds generated from operations	$88.3	$109.2	$151.9
Change in working capital	(17.9)	(0.3)	(10.5)
Cash generated from operations	70.4	108.9	141.4
Sale of investments and properties	442.7	-	-
Other	27.1	-	-
Total inflows	$540.2	$108.9	$141.4
Outflows
Additions to property and equipment	$(74.3)	$(87.2)	$(84.3)
Acquisitions and investments	(37.8)	(19.7)	(182.7)
Repurchase of common shares, net	(84.5)	(15.8)	(68.5)
Redemption of preferred shares	-	-	-
Dividends	(6.4)	(4.8)	(3.2)
Other	(7.0)	-	(1.0)
Total outflows	$(210.0)	$(127.5)	$(339.7)
Net borrowing (repayment) of debt	(264.7)	1.3	194.5
Effect of exchange rates on cash balances	1.9	-	0.1
Increase (decrease) in cash	$67.4	$(17.3)	$(3.7)

We continue to aggressively manage our accounts receivable balances and believe that our current levels of working capital are adequate. While we anticipate significant growth in our operations, in 2005, we expect cash generated from operations to remain consistent with 2004, as our earnings in 2004 include approximately $20 million in operating cash flows from the two hotels sold. We intend to use our cash flows from operations to finance capital expenditures at our owned hotels, vacation ownership projects, dividends and in combination with our debt facilities, to obtain additional management contracts, provide equity for selective investments and acquisitions or repurchase our shares.

In 2004, FHR’s expenditures on profit-enhancing and upgrade projects decreased 11.6% to $74 million from $87 million in 2003. These expenditures were principally directed to upgrade capital and profit-enhancing projects at The Fairmont Chateau Lake Louise and The Fairmont Copley Plaza Boston. Capital expenditure amounts do not include costs related to repairs in Bermuda as such costs were covered by insurance.

Proceeds received from the sale of the two hotels and the Legacy units totaled $443 million. In 2004, we invested $20 million for a management contract and 25% interest in a partnership with Kingdom and the Bank of Scotland Corporate. The partnership, FHR European Ventures LLP, purchased The Fairmont Monte Carlo in December 2004. FHR also invested $10 million for the management contract and approximate 14% equity interest in an entity named Nile City for Hotels and Tourism, this entity owns 100% of The Fairmont Cairo, Nile City. As of December 31, 2004, FHR has invested $4 million of the $10 million commitment, for the management contact and 19.9% equity interest in The Fairmont Mayakoba, Riviera Maya.

In October 2003, we obtained regulatory approval to purchase for cancellation up to approximately 3.9 million, or 5% of our common shares by October 7, 2004. We purchased 2,096,300 shares for cancellation at an average price of $26.59 under this plan in 2004. We obtained regulatory approval to renew this program for another 12-month period ending October 28, 2005. During this time, we may purchase for cancellation up to approximately 7.7 million, or 10% of our common shares. As of December 31, 2004, under this plan we purchased 928,300 shares at an average price of $31.26. Since October 2001, we have purchased a total of 7,338,300 shares under various buyback programs at an average price of $24.77.

2004 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual obligations

	Payments due by Period
(in millions)	Total	<1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$402.1	$4.1	$101.4	$7.1	$289.5
Operating leases	103.1	14.6	23.3	18.8	46.4
Other long-term obligations	81.9	3.6	27.8	10.9	39.6
Purchase Obligations	9.7	9.7	-	-	-
Total	$596.8	$32.0	$152.5	$36.8	$375.5

Liquidity

We use cash from operations, debt facilities and equity financing to make minority equity investments, obtain or maintain long-term management contracts, make selective acquisitions of individual hotels or portfolios, repurchase shares, pay dividends, fund capital improvements and operating requirements at our owned hotels. In the event of a temporary shortfall in cash, we will draw on our credit facilities.

As part of our growth strategy, we may acquire additional management contracts and hotel ownership interests. Depending on size, these expenditures would be funded through cash from operations, our credit facilities or by issuing common shares.

We believe that cash on hand, available credit facilities, expected cash flow from operations and the sale of certain stabilized assets, combined with access to debt and equity markets, will be adequate to finance all normal operating requirements and additional funds required to achieve our growth objectives.

At December 31, 2004, our primary sources of contractual obligations consisted of convertible senior notes of $270 million and mortgages owing of $114 million. A total of Cdn$40 million of loans were advanced under our $400 million line of credit at December 31, 2004. At December 31, 2004, letters of credit totaling $78 million were also issued against our line of credit.

In 2005, we expect spending on upgrade capital and profit-enhancing projects to be $55 - $65 million. We expect to spend approximately $45 million in upgrade capital, $10 million on profit-enhancing projects and the remainder on corporate and information technology requirements. We expect to spend an additional $25 - $30 million on construction of our vacation ownership residences in Acapulco and Barbados. Capital spending in the coming year will be funded primarily from cash from operating activities.

On January 19, 2005, FHR entered into a long-term contract to manage The Savoy. FHR had previously agreed to commit approximately $63 million (£33.8 million) to obtain the management contract and to partially fund the acquisition and capital expenditures of the hotel pending the successful sale of the hotel to Bank of Scotland Corporate and a company affiliated with His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud. On January 19, 2005, FHR advanced approximately $54 million (£28.8 million), of the total commitment. A significant portion of this payment is a loan receivable, due in 2015, and bears interest at 7.75%. These amounts were funded primarily through cash on hand. The remaining balance of the commitment will be advanced as the capital restoration program progresses and will be on similar terms as the initial advance.

Capital resources

Cash from operations

Our operations typically generate free cash flow exceeding cash required to fund capital expenditures. These funds are the most common source of financing for the expansion of our operations and payment of dividends to shareholders.

Lines of credit

We have a line of credit available to finance temporary shortfalls in cash caused by the natural fluctuation in demand from season to season and the timing of large profit-enhancing projects. Our line of credit might also be used to provide short-term bridge financing in the event of an acquisition.

 FAIRMONT HOTELS & RESORTS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual commitments

	Commitment expiration per period
(in millions)	Total	<1 Year	1-3 Years	4-5 Years	After 5 Years
Standby letter of credit (1)	$77.7	$77.7	$-	$-	$-
Guarantees	12.4	12.4	-	-	-
Other contractual commitments	5.7	5.7	-	-	-
Total	$95.8	$95.8	$-	$-	$-

(1) FHR typically issues letters of credit against its lines of credit.

At December 31, 2004, we had $289 million available under our credit facility. However, our ability to use the full amount may be restricted if certain financial covenants are not achieved. We do not anticipate covenants on our credit facility will impair our ability to fund our anticipated requirements.

Issuing additional equity securities

FHR is listed on both the Toronto Stock Exchange and the New York Stock Exchange, which gives the Company the ability to raise additional equity by issuing common shares, preferred shares or other equity instruments. The ability to raise equity on desirable terms depends on market conditions.

Issuing additional debt

We typically use new debt financing to refinance existing debt or to finance significant acquisitions. We feel that our conservative net debt to total asset ratio of 12.6% gives us the ability to further leverage our assets at reasonable rates of financing. This would be accomplished by mortgaging properties or issuing other types of debt instruments, such as convertible senior notes. The ability to secure debt financing at reasonable terms is ultimately dependent on market conditions and the lender’s determination of our creditworthiness.

Tax assets

We retained significant tax assets as a result of the reorganization, including substantial operating and capital losses. At December 31, 2004, we had approximately $257 million in operating losses and $428 million in capital losses available to us. By using these losses, current taxes payable on income generated by our hotel and management operations and real estate activities is lowered significantly.

Off-balance sheet arrangements and contractual liabilities

We have made certain guarantees to affiliates and third parties, as well as commitments under letters of credit. The amounts of these off-balance sheet arrangements are detailed in the table above. The nature of these items are more fully discussed in note 21 to the consolidated financial statements.

Financial instruments

FHR uses various financial instruments. Certain of these financial instruments are used to reduce or eliminate exposure to interest rate and currency risks.

The Company is exposed to interest rate risk arising from fluctuations in interest rates on certain of its long-term debt. The Company has entered into an interest rate cap contract to partially manage interest rate risk by capping the interest rate on the floating-rate mortgage at The Fairmont Copley Plaza Boston. Hedge accounting is not applied to this interest rate cap.

FHR enters into forward foreign exchange contracts to partially offset the potential volatility of foreign exchange rates on foreign currency denominated liabilities held in entities with a Canadian dollar functional currency. As at December 31, 2004, the aggregate fair value of the outstanding forward contracts was a liability of $3 million.

The Company is exposed to credit risk with respect to cash, cash equivalents, accounts receivable balances, long-term advances and derivative instruments. This risk is minimized since FHR deals with banks having an appropriate credit rating, performs ongoing credit evaluations of customers and counterparties and maintains allowances for potential credit losses. FHR periodically extends credit in certain circumstances to the owners of managed hotels when new management contracts are signed.

2004 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Common shares outstanding

	December 31	December 31
(in thousands)	2004	2003
Common shares outstanding	76,393.3	79,106.3
Potential issuance of common shares:
Options issued to directors and employees	3,413.7	3,587.8
Shares outstanding on conversion of convertible notes
(conversion price $37.73)	7,156.1	7,156.1

In 2004, we repurchased approximately 3 million shares for about $85 million. In 2003, we issued one million shares for the acquisition of the remaining 50% of The Fairmont Copley Plaza Boston, and repurchased approximately 0.7 million shares.

The carrying value of short-term financial assets and liabilities approximates their fair values due to the immediate or short-term maturity of these financial instruments.

Financial instruments are more fully discussed in note 22 to the consolidated financial statements.

Transactions with Legacy

FHR manages Legacy’s hotels and provides strategic leadership and day-to-day administrative services to Legacy. All agreements with Legacy are based on what is believed to be fair market value and must be approved by a majority of the independent Trustees of Legacy. A list of transactions with Legacy is found in note 23 of the consolidated financial statements.

Advisory agreement

Fairmont provides operating and administrative services to Legacy and provides advice to its Trustees on major decisions. In return for these services, we are entitled to an advisory fee equal to 0.4% of a defined asset base, an acquisition fee of 0.65% of the total acquisition price of any additional property acquired by Legacy and a disposition fee of 0.25% of the aggregate sale price of any property sold by Legacy. The acquisition or disposition fees are waived on any transactions between Fairmont and Legacy. Legacy may terminate the Advisory Agreement at any time after December 31, 2004, upon the approval of two-thirds of the votes cast by the independent Trustees and the approval of two-thirds of the votes cast by the unitholders, and upon twelvemonths notice. Fairmont may terminate the agreement at any time after December 31, 2004 upon not less than 120 days notice. This agreement expires in February 2009.

Management agreements

We have entered into various long-term management contracts with Legacy to manage its hotels. Under these management agreements, we are entitled to a base management fee and an incentive management fee. Base management fees range from 2.0% to 3.0% of hotel revenues. The incentive fee is based on net operating income from hotel operations plus depreciation and amortization less capital replacement reserve in excess of a threshold. In addition, the incentive fee for the 11 hotels transferred to Legacy in 1997, is calculated based on the profitability of each of the hotels as well as the overall profitability of this portfolio.

We also provide central reservations, sales and marketing, central procurement, accounting, management information, employee training and other services to Legacy for which we are reimbursed on a cost recovery basis as established in the management agreements.

Strategic alliance agreement

We have entered into a strategic alliance agreement with Legacy to co-operate in certain areas related to the purchase and sale of hotels, the development of new hotels that may be considered for investment by Legacy and other areas related to the ownership and management of hotels. This agreement expires in February 2009.

Recent transactions with Legacy

In August 2003, we entered into a long-term, incentive-based management contract for The Fairmont Olympic Hotel, Seattle. Under the terms of this agreement and a similar arrangement relating to The Fairmont Washington, D.C., we have agreed to pay Legacy $18 million over a three-year period. These transactions were recorded at the exchange value. In connection with these transactions,

FAIRMONT HOTELS & RESORTS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

we have entered into reciprocal loan agreements with Legacy totaling $87 million. These loans mature in October 2008 and October 2013 and bear interest at normal commercial rates payable quarterly in arrears. In the event that either Legacy or Fairmont does not make required interest or principal payments, the other party is not required to make its payment either. The loans meet all the requirements for a right of setoff and, as such are presented on a net basis in the consolidated financial statements.

In 2003, we acquired a 25% participation in the first mortgage on The Fairmont Olympic Hotel, Seattle in the amount of $11 million. This loan was fully repaid in 2004. In addition, at December 31, 2003, we had a note receivable from Legacy totaling $9 million bearing interest at the bankers’ acceptance rate plus 2.75%. This loan was repaid in 2004.

Transactions with other related parties

We have entered into management agreements with other related parties that are primarily managed hotels in which we own a minority interest. These managed hotels include, Fairmont Le Manoir Richelieu, The Fairmont Newfoundland, The Fairmont Sonoma Mission Inn & Spa, Fairmont Tremblant, The Fairmont Monte Carlo, The Fairmont Cairo, Nile City, The Fairmont Dubai, The Fairmont Mayakoba, Riviera Maya, Delta Vancouver Suites and Delta Sun Peaks Resort. All of these management agreements are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which reflects fair market value. These items are more fully discussed in note 23 of the consolidated financial statements.

Critical accounting policies and estimates

Our significant accounting policies are found in note 2 of the consolidated financial statements. The preparation of financial statements and related disclosures in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and contingencies. We base our estimates on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results may differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of our control. These estimates and assumptions are evaluated on a periodic basis. We believe the following critical accounting policies involve our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and equipment

Due to the relatively large proportion of property and equipment relative to total assets, the selection of the method of amortization and length of amortization period could have a material impact on the amortization expense recorded and the net book value of property and equipment. We amortize property and equipment on a straight-line basis over its estimated economic life, except for buildings on leased land, which are amortized over the lesser of the term of the lease, including options to extend the lease, and the economic life of the building. If the estimated economic lives of all property and equipment were to be decreased by one year, amortization expense recorded in 2004 would have increased by approximately $5 million. Such a change in estimate would have very little impact on FHR’s financial condition since key financial stakeholders such as lenders do not typically rely on the historical cost of property and equipment. Each hotel is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment in value will be recorded if the projected undiscounted future cash flows from the hotel are less than the net book value of the property and equipment. Future cash flows are forecasted on a property specific basis based on historical results and recent trends or events that may impact a property’s future performance including new hotel supply, changes in travel patterns and general economic conditions. We feel that it is unlikely that any future impairment will be necessary given the quality and carrying value of our assets.

Goodwill and intangible assets

Goodwill impairment tests are performed on an annual basis and in certain circumstances between annual tests for each reporting unit, which are the operating segments as described in note 3 of the consolidated financial statements. These tests are based on a fair market value analysis of the various reporting units, which use such methods as discounted cash flow projections and peer

2004 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

comparisons of earnings multipliers. Based on our current operations, we feel that it is unlikely that any future goodwill impairment will be required. At the most recent testing date, no impairment would have been required based on the low end of our valuations. However, in response to unanticipated changes in industry and market conditions, we may be required to consider restructuring, disposing or otherwise exiting certain operations, which could result in an impairment of goodwill. In the event that such an impairment was required, we would record the impairment in other expenses. We also evaluate the carrying value of management contracts and brand names on an annual or more frequent basis if necessary. This impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. Any impairment loss, representing the excess of the carrying amount over the fair value, would be expensed in the consolidated statement of income. Based on the terms of our management contracts, their carrying values and the quality of the underlying assets, we believe that the potential for future impairment is unlikely.

Income taxes

We account for income taxes using the liability method and calculate our income tax provision based on the expected tax treatment of transactions recorded in the consolidated financial statements. Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. In determining the current and future components of the tax provision, management interprets tax legislation in a variety of jurisdictions and makes assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of the tax authorities, substantively enacted tax rates change or the timing of reversals is not as anticipated, the tax provision could increase or decrease in future periods. Over the past several years, there have been numerous changes to income taxation rates in jurisdictions in which we operate. These changes have reduced our effective tax rate and the resulting income tax expense and future income tax liabilities. A 1% increase in our overall effective tax rate would increase income tax expense by approximately $3 million, which relates primarily to the revaluation of future income tax assets and liabilities. FHR has approximately $257 million of non-capital tax loss carry forwards and $428 million of capital tax loss carry forwards available. We expect the Company will be able to utilize the vast majority of its non-capital loss carry forwards prior to their expiration and have recorded a future tax asset for most of such loss carry forward balances. In the event that future earnings do not meet our projections, it may be necessary to write down this amount. Currently, we expect that these losses will be used over the course of the next four to five years. A future tax asset has not been established for most of the capital loss carry forward amounts due to the significant uncertainty as to the timing of their utilization. We expect that the majority of these amounts will be used through our real estate activities or otherwise. Capital losses do not expire. Although the estimates used to derive our future tax liabilities under Canadian GAAP can have a significant impact on net income and earnings per share, they do not impact our operations, as the net income tax expense reported on the consolidated statement of income does not reflect the actual income tax amounts that we are required to pay due to the utilization of tax loss carry forward balances and timing differences in the recognition of revenues and expenses for tax purposes.

Employee future benefits

We have defined benefit pension plans for certain employees and also provide relatively insignificant other post retirement benefits. There are several assumptions required for the calculation of defined benefit pension plan liabilities or surpluses and the current year’s pension expense. These include the expected return on plan assets, the discount rate on the projected benefit obligation and the expected rate of future compensation increases. An expected rate of return on plan assets of 7.0% is used based on the plans’ asset allocations and historic results. We feel this long-term rate of return is reasonable based on our current investment policies and that it will be achieved over the life of the plan. The discount rate used to calculate the projected benefit obligation is based on the market interest rate at December 31, 2004 of AA corporate bonds with an effective duration equal to that of the expected payments to retirees. Over the past four years, our weighted-average discount rate has dropped from 6.75% to 5.7%. It is difficult to accurately quantify the impact of changes in the discount rate as it impacts the valuations of pension liabilities and pension plan assets. Changes to these estimates impacts our hotel ownership,

 FAIRMONT HOTELS & RESORTS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

hotel management and general and administrative expenses as the pension liability and expense are allocated to these segments. As of December 31, 2004, we estimate that our consolidated pension plan deficit is $17 million and that we have total pension obligations of $120 million. We do not expect to have significant future cash outflows related to mandatory funding requirements for our obligations under these plans or that this deficit will have any impact on our operations or financial condition.

Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational related claims and environmental matters. We conduct a thorough analysis of all potential legal claims on a regular basis and provide for such potential claims when the expected loss is both probable and can be reasonably estimated. The possibility exists that additional expenditures that have not been accrued for may be required to defend against or remedy potential legal action against the Company.

Changes in accounting policies

Hedging relationships

Effective January 1, 2004, FHR implemented new guidance on accounting for hedging relationships. The new guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. The initial adoption of this accounting guidance did not have an impact on the Company’s financial statements.

Generally accepted accounting principles and general standards of financial statement presentation

Effective January 1, 2004 the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 1100, “Generally Accepted Accounting Principles”. The section provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. Upon adoption of this section, no changes to accounting principles or financial statement presentation were required.

Pending accounting policy changes

The following are upcoming changes to Canadian GAAP that may have an impact on our financial statement presentation. Details on these and any other recent account changes can be found on the web site of the Accounting Standards Board of Canada at www.acsbcanada.org.

Variable interest entities

In June 2003, the CICA issued a new accounting guideline, Accounting Guideline 15 (“AcG-15”), which requires the consolidation of Variable Interest Entities (“VIEs”) by the primary beneficiary. Revisions to this guideline were published by the CICA in August 2004 to harmonize with the U.S. VIE accounting standard. A VIE is an entity where:

(a) its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met, and

(b) it does not meet specified exemption criteria.

The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both. This guideline is effective for the Company’s first quarter commencing January 1, 2005.

AcG-15 is adopted retroactively. The restatement of prior period financial statements is encouraged, but not required.

The Company has reviewed the impact that this standard will have on its financial statement presentation. Upon the initial adoption of this standard, no changes to financial statement presentation are anticipated.

Liabilities and equity

FHR will adopt the CICA’s new accounting requirements on the classification of financial instruments as liabilities or equity on January 1, 2005. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer’s own equity instruments, at the issuer’s discretion, as liabilities. This amendment is effective for periods beginning on or after November 1, 2004 with early

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MANAGEMENT’S DISCUSSION AND ANALYSIS

adoption encouraged. FHR will be implementing this change starting in 2005 and it is not expected to impact our financial statements.

Financial instruments - recognition and measurement, hedges, comprehensive income and equity

In January 2005, the CICA released a new interrelated set of financial standards relating to recognition and measurement of financial instruments, hedging relationships, and presentation of equity and comprehensive income. These standards are an attempt to harmonize Canadian and U.S. GAAP with respect to financial instruments and financial statement presentation. The Company will be required to apply these standards no later than the fiscal year ending December 31, 2007. The Company has not yet fully studied the effect that adoption of these standards will have on the financial statements. However, adoption may eliminate certain reconciling items between Canadian and U.S. GAAP described in note 25 to the consolidated financial statements.

Determining whether an arrangement contains a lease

The Emerging Issues Committee recently issued Abstract 150 “Determining whether an arrangement contains a lease”. An entity may enter into certain arrangements comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset (e.g., an item of property, plant or equipment) in return for a payment or series of payments. Under Canadian GAAP, the Company is required to adopt these recommendations if it enters into affected transactions commencing December 9, 2004. To date, the Company has not entered into any such transactions, but it is possible that future transactions could be affected by this accounting standard.

Risks and uncertainties

FHR’s operations are subject to risks that could cause future operating results to differ significantly from our performance in the past. The order in which these risks are listed below does not indicate their relative importance. An event arising from these risks could materially affect our business, prospects, financial condition, results of operations or cash flows.

Our operations are subject to adverse factors generally encountered in the lodging industry.

We manage and own hotels in both the luxury and first-class segments of the lodging industry which subjects us to the operating risks inherent in the industry. Besides the specific conditions discussed in more detail below, these risk factors include:

•	Cyclical downturns arising from changes in global, national and local economic conditions;
•	Changes in demand for rooms and related services caused by changes in popular travel patterns;
•	The financial condition of the airline industry and the impact on air travel;
•	Occasional oversupply of guest accommodations in our markets, which may adversely affect occupancy and room rates;
•	Competition from other luxury and first-class hotels and resorts;
•	Increases in local taxes;
•	The impact of internet intermediaries on pricing;
•	The recurring need for the renovation, refurbishment and improvement of hotel and resort properties;
•	Changes in wages, prices, construction and maintenance costs that may result from inflation, government regulations, changes in interest rates or currency fluctuations;
•	The availability of financing for operating or capital requirements;
•	Seasonal variations in cash flow; and
•	Other factors including war, international conflicts, terrorism, contagious illness outbreaks, natural disasters, extreme weather conditions and labor shortages, work stoppages or disputes.

The effect of these factors varies from hotel to hotel, depending on its location and whether we own or manage the property.

The lodging industry is subject to significant regulation.

We are subject to numerous laws and regulations in every jurisdiction in which we operate, including those related to the preparation and sale of food and beverages, such as health and liquor licensing laws. Our properties are also subject to laws and regulations governing relationships with employees such as those covering minimum wages, maximum working hours, overtime, working conditions, hiring and terminating employees and work permits.

Furthermore, the success of our strategies to expand existing properties, acquire new properties or to open newly-constructed properties is contingent upon, among other things, receipt of the required licenses, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licenses.

FAIRMONT HOTELS & RESORTS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Changes or concessions required by regulatory authorities could involve significant additional costs and delay or prevent completion of the construction or opening of a project or could result in the loss of an existing license. As a result of the geographic diversity of our businesses, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

Under the United States’ Americans with Disabilities Act, or ADA, and similar state legislation, all public accommodations in the U.S. are required to meet various requirements related to access and use by disabled persons. If a U.S. court or administrative agency determines that any of our U.S. hotels are not in compliance with the ADA, the result could be a judicial or administrative order requiring compliance, imposition of a fine or an award of damages to private litigants, including possible class damages. We have responsibilities under the ADA for both our owned and managed hotels in the United States. Under the management agreements for our managed hotels in the U.S., costs associated with the ADA are generally borne by the owner. However, any adverse rulings could have an adverse effect on the fees we earn on such management contracts.

Operations are subject to laws and regulations relating to environmental matters.

As the current or previous owner or manager of a hotel, we could be liable for the clean up of contamination and other remedial actions under various laws, ordinances and regulations relating to environmental matters. These laws, ordinances and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring the environmental response.

The presence of contamination from hazardous or toxic substances, or the failure to remedy a contaminated property properly, may affect an owner’s ability to sell or rent the property, to use the property for its intended purpose, or to use the property as collateral when borrowing. In addition, as we arrange for the disposal or treatment of hazardous or toxic substances, we may be liable for the cost of removal or remediation of substances at the disposal or treatment facility, regardless of whether the facility is or was owned or operated by us.

Environmental laws require abatement or removal of certain asbestos-containing material in the event of damage, demolition or renovation. We have an asbestos abatement program and continue to manage these materials in many of our hotels.

Laws and regulations change over time and we may become subject to more stringent environmental laws and regulations and face broader environmental liability under common law. We are not aware of any potential material environmental liabilities for which we will be responsible with respect to any of the properties which we currently or previously managed or owned, but such liabilities may exist and may be material.

Each year, every property, whether managed, franchised or owned, is required to complete an environmental questionnaire that covers such items as the training of employees in the handling and disposal of hazardous materials. If there has been an environmental incident at the property, this training must also cover the remedial action taken and any environmental management changes introduced by the hotel. The questionnaire also identifies new laws or regulations that have been introduced by local, state or provincial governments and the property’s response.

We are not aware of any potential material environmental liabilities for which we will be responsible at any of the properties that we manage or own now or have managed or owned in the past.

Real estate investments are subject to numerous risks.

We own and lease hotels and are subject to the risks that generally relate to investments in real property. The investment returns available from equity investments in real estate depend on the income earned and capital appreciation.

There are a variety of factors that affect income from properties and real estate values, including government regulations, zoning, tax and eminent domain laws, interest rates and the availability of financing. For example, new or existing zoning or tax laws can make it more expensive and time-consuming to develop real property or expand, modify or renovate properties. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. Similarly, as financing becomes less available,

2004 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

it becomes more difficult both to acquire and to sell real property. Under eminent domain laws, governments can expropriate or take real property for less than an owner believes the property is worth. Any of these factors could have a material adverse impact on the results of operations or financial condition, as well as on our ability to make distributions to shareholders. In addition, as our hotel real estate investments are in the luxury and first-class segments and include some properties located outside of North America, they may be relatively difficult to sell in a timely manner.

Our income would also be adversely affected if our properties do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures.

World events have had an impact on our industry.

Various events including war, international conflicts, terrorism and contagious illness outbreaks (such as SARS), or the perceived threat of these events, may cause disruption in domestic and international travel. Recent world events have affected the lodging industry and FHR’s results of operations and financial condition. Any recurrence of these events would be damaging to our performance.

There is a great deal of competition in the lodging industry.

There is intense competition between the operators of luxury and first-class hotels to attract guests, secure new management contracts and acquire hotels. Competition for guests is based primarily on brand name recognition, convenience of location, quality of the property, room rates and the diversity and quality of food, services and amenities offered. Demographic, political or other changes in one or more of our markets could adversely affect the convenience or desirability of our properties.

We also compete for management contracts and acquisition opportunities with other luxury and first-class hotel managers and owners who may have substantially greater financial resources. This competition may have the effect of reducing the number of investment opportunities available to us and increasing our cost to acquire management contracts or properties.

Failure to obtain new or maintain existing management contracts could adversely affect our results of operations.

Management contracts expire or are acquired, terminated or renegotiated in the normal course of business. We manage hotels for various third party hotel owners under the terms of each property’s management contract. These contracts can generally be terminated by the non-defaulting party upon default in payment or failure to comply with the terms of the contract. Typically, our management contracts are subject to economic performance tests. Failure to meet these tests, maintain standards established in the contract or to meet other terms and conditions of a contract could result in the loss or cancellation of a management contract prior to the expiration of the term. Some management contracts can also be terminated if the owner sells the property to a new owner that does not want to retain the existing contract. In certain cases, these contracts provide for a termination payout upon cancellation.

In many jurisdictions, in the event of bankruptcy or insolvency proceedings, a hotel management contract may be subject to termination or may not be enforceable against a trustee in bankruptcy or other representative of the owner. In such circumstances, the management company would generally have an unsecured claim for breach of contract against the owner of the property or the estate.

Further, in the event of enforcement proceedings by a secured lender to a hotel, a management contract may not be enforceable by us against the lender unless, to the extent permitted by applicable bankruptcy or insolvency laws, the lender has executed a non-disturbance agreement.

Our acquisition, expansion and development strategy may be unsuccessful.

We intend to increase revenues and net income by securing new management agreements, establishing strategic partnerships for new hotel development, acquiring more properties and expanding existing properties. It is not possible to ensure that future management or acquisition opportunities will exist on acceptable terms, that any newly managed or acquired properties will be successfully integrated into our operations or that we will fully realize the intended results of our strategy. We cannot give assurance that we will be able to secure the necessary financing with acceptable terms.

Operations may be adversely affected by extreme weather conditions and the impact of natural or other disasters.

We operate properties in a variety of places. Some of these properties experience extreme weather conditions that can affect the hotels as well as customer travel. From time to time, this can have a significant adverse financial impact on our properties or the regions in which they are located.

 FAIRMONT HOTELS & RESORTS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Properties are also vulnerable to the effects of destructive forces, such as earthquakes, hurricanes, fire, storms and flooding. For example, our properties in Bermuda suffered extensive hurricane damage in September 2003 resulting in $9 million of uninsured costs. Although our properties are insured against property damage, damages resulting from acts of God or terrorism may exceed the limits of the insurance coverage or be outside the scope of the coverage.

Our ability to operate our properties may be adversely affected if our relationship with employees were to deteriorate.

Relations with employees in various countries, including approximately 14,000 employees represented by 28 labor unions, could deteriorate due to disputes related to such issues as wage or benefit levels or our response to changes in government regulation of workers and the workplace. Our operations rely heavily on employees, whether they are employed directly or supervised by Fairmont or Delta, and the employees’ ability to provide high-quality personal service to guests. Any labor shortage or stoppage caused by disagreements with employees, including those represented by labor unions, could adversely affect our ability to provide these services and could result in the temporary closure of a particular hotel, reduce occupancy and room revenue or potentially damage our reputation.

Vacation ownership is subject to extensive regulation.

We are developing and will operate vacation ownership resorts and are subject to extensive government regulation in the jurisdictions where these resorts will be located, marketed and sold. In addition, the laws of many jurisdictions in which we may sell vacation property grant the purchaser the right to rescind the purchase contract at any time within a statutory period. Although we believe that we are in compliance with all the relevant laws and regulations related to vacation ownership marketing, sales and operations, changes in those laws and regulations or the determination by a regulatory authority that we are not in compliance could adversely affect our results. If the purchaser of a property defaults, we may not be able to recover all of the marketing, selling and general and administrative costs related to the sale.

Currency fluctuations may have a material adverse effect on our financial statements.

We have hotel management and ownership operations in eight countries: Canada, the United States, Mexico, Bermuda, Barbados, the United Arab Emirates, the United Kingdom and Monaco. We record financial results for the operations in each country in the local currencies while reporting consolidated financial results in U.S. dollars. As a result, our earnings and financial position are affected by foreign exchange rate fluctuations, specifically changes in the value of the U.S. dollar, through translation risk and transaction risk. Translation risk is the risk that financial statements for a particular period, or at a certain date, depend on the prevailing exchange rate of the local currencies against the U.S. dollar. Transaction risk is the risk that the exchange rate at which a transaction is initially recorded will be different from the rate at which it is settled.

We endeavor to match foreign currency revenues, costs, assets and liabilities to provide a natural hedge against translation and transaction risks. However, there can be no assurance that these measures will be effective in the management of these risks.

In addition to translation risk and transaction risk, the significant increase in the value of a currency in the countries where we operate can have an adverse impact on demand for lodging at our hotels. For example, the 7% increase in the Canadian dollar compared to the U.S. dollar in 2004 had a significant impact on U.S. travel to Canada while encouraging Canadians to travel abroad.

We are subject to a number of risks associated with debt financing.

We are subject to a number of risks associated with debt financing, including the risk that cash flow from operations will be insufficient to meet required payments of principal and interest. To the extent that we maintain floating rate indebtedness, we are exposed to the risk that interest rates will fluctuate. The covenants contained in our loan and credit facilities imposes limitations on our ability to acquire and dispose of assets.

There can be no assurance that we will be able to repay or refinance existing indebtedness when it matures or that the terms of refinancing will be favorable. Our leverage may have important consequences. For example, our ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes may be impaired or financing may not be available on favorable terms. A substantial decrease in operating cash flow or an increase in expenses could make it difficult for us to meet our debt service requirements and force us to

2004 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

modify our operations. If we incur higher levels of debt than some of our competitors, we will be placed at a competitive disadvantage.

There can be no assurance that we will be able to obtain the necessary additional capital to finance the growth of our business.

The acquisition and expansion of hotels, as well as the ongoing renovations, refurbishment and improvements required to maintain or upgrade existing properties, are capital intensive. Such costs are funded from operating cash flow and financings. The availability of future borrowings and access to the capital markets for financing depends on prevailing market conditions and the acceptability of financing terms offered. There can be no assurance that future debt or equity financings will be available, or available on acceptable terms, in an amount sufficient to fund our needs. In addition, an inability to obtain financing for a project could cause cancellation or short-term interruption of construction or development of projects.

Covenants in our financing agreements could limit our discretion in operating our businesses.

Our financing agreements contain covenants that include limits on additional debts secured by mortgages on properties, limits on liens on property, minimum EBITDA to interest coverage ratios, maximum debt to EBITDA ratios and limits on mergers, asset sales and capital expenditures. Future financing agreements may contain similar or more restrictive provisions and covenants. A default may occur if we fail to comply with the restrictions in our financing agreements. A default could allow creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow creditors to foreclose on the properties securing such debt. Credit facilities typically require the provision of cash deposits, repayment of funds or cash flow sweeps when certain coverage ratios are not met.

We cannot assure investors that a judgment of a United States court for liabilities under U.S. securities laws would be enforceable in Canada, or that an original action can be brought in Canada by investors for liabilities under U.S. securities laws.

We are a Canadian corporation. A majority of our directors and officers are residents of Canada and most of our assets and the assets of our directors and officers are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on us or our directors and officers or enforce judgments obtained in U.S. courts against FHR or our directors and officers based upon the civil liability provision of U.S. federal or state securities laws.

We have been advised by counsel that there is doubt as to whether a judgment of a U.S. court based solely upon the civil liability provision of U.S. federal or state securities laws would be enforceable in Canada against FHR or our directors and officers. There is also doubt as to whether an original action could be brought in Canada against FHR or our directors and officers to enforce liabilities based solely upon U.S. federal or state securities laws.

Non-GAAP financial measures

We use non-GAAP measures to assess our operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies.

Revenue Per Available Room (“RevPAR”)

RevPAR is calculated as rooms revenue divided by the number of rooms available. Management considers RevPAR to be a meaningful indicator of hotel operations because it measures the period-over-period change in room revenues. It is also used by investors and analysts as a measure of the Company’s financial performance. However, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR’s calculation of RevPAR is different than the calculations used by other entities.

EBITDA

EBITDA is defined as income before interest, taxes, amortization, gain on sales of investments and hotel assets and other (income) expenses, net. Income from investments and other is included in EBITDA. Management considers EBITDA to be a meaningful indicator of operations and uses it as the primary measure to assess the operating performance of our business segments. It is also used by investors, analysts and our lenders as a measure of the Company’s financial performance. However, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR’s calculation of EBITDA is different than the calculations used by other entities.

 FAIRMONT HOTELS & RESORTS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The table below provides a reconciliation of EBITDA to net income:

Year ended December 31	2004	2003	2002
EBITDA	$181.0	$142.4	$198.3
Less: amortization	73.9	67.5	52.4
Operating income	107.1	74.9	145.9
Less (add):
Interest expense, net	33.1	33.6	19.1
Income tax expense (recovery)	61.9	(11.5)	35.8
Gain on sales of investments and hotel assets	(143.7)	-	-
Other (income) expenses, net	-	2.1	(2.7)
Non-controlling interest	-	-	1.2
Net income	$155.8	$50.7	$92.5

Operating revenues

Operating revenues exclude other revenues from managed and franchised properties (consists of direct and indirect costs relating primarily to marketing and reservation services that are reimbursed by hotel owners on a cost recovery basis). Management considers that the exclusion of such revenues provides a meaningful measure of operating performance, however, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR’s calculation of operating revenues is different than the calculation used by other entities.

Forward-looking statements

This document contains forward-looking information based on our best estimates of the current operating environment. These forward-looking statements are related to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “guidance” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive and lodging industry conditions. A detailed description of these factors can be found in the section contained herein entitled “Risks and Uncertainties”. There is significant risk that our predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results to differ materially from our expectations. We disclaim any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

2004 ANNUAL REPORT

FINANCIAL REPORTS

Management’s responsibility

The management of Fairmont Hotels & Resorts Inc. (“FHR”) is responsible for the preparation, presentation, integrity and fairness of the consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

The consolidated financial statements of FHR have been prepared in accordance with Canadian generally accepted accounting principles and the MD&A has been prepared in accordance with the requirements of securities regulators. A detailed reconciliation to U.S. GAAP has been included in note 25 to the consolidated financial statements. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information management must interpret regulatory requirements and make determinations as to the relevancy of information to be included. The MD&A also includes information regarding the estimated impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information since future events and circumstances may not occur as expected.

In meeting our responsibility for the reliability of financial information, management maintains and relies on a comprehensive system of internal controls including organizational, procedural and internal accounting controls. To augment this internal control system, FHR maintains a program of internal audits covering significant aspects of the operations. These controls and audits are designed to provide reasonable assurance that assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization and relevant and reliable financial information is produced.

We, as FHR’s Chief Executive Officer and Chief Financial Officer, will be certifying FHR’s annual disclosure document filed with the United States Securities Exchange Commission as required under the Sarbanes-Oxley Act.

The auditors’ opinion is based upon an independent and objective examination of FHR’s financial results for the year, conducted in accordance with Canadian generally accepted auditing standards. This examination includes an understanding and evaluation by the auditors of FHR’s accounting and internal control systems as well as the obtaining of a sound understanding of its business. The auditors have full and free access to the Board of Directors and its committees to discuss audit, financial reporting and related matters.

The Board of Directors is responsible for reviewing and approving the financial information contained in the Annual Report, including the MD&A and overseeing management’s responsibilities for the presentation and preparation of financial information, maintenance of appropriate internal controls, management and control of major risk areas and assessment of significant and related party transactions. The Board carries out this responsibility principally through the Audit Committee, which consists exclusively of non-management directors.

William R. Fatt	Timothy J. Aubrey
Chief Executive Officer	Senior Vice President, Finance (Acting Chief Financial Officer)

Toronto, Canada
February 18, 2005

FAIRMONT HOTELS & RESORTS INC.

February 18, 2005

Auditors’ Report

To the Shareholders of
Fairmont Hotels & Resorts Inc.

We have audited the consolidated balance sheets of Fairmont Hotels & Resorts Inc. as at December 31, 2004 and 2003 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Fairmont Hotels & Resorts Inc. as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Ontario

February 18, 2005

Comments by Auditors on Canada - United States Reporting Differences

To the Shareholders of
Fairmont Hotels & Resorts Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements such as the consolidation of variable interest entities under United States generally accepted accounting principles as described in note 25(5) to the consolidated financial statements. Our report to the shareholders dated February 18, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Ontario

Fairmont Hotels & Resorts Inc.
Consolidated Balance Sheets
As at December 31, 2004 and 2003

(in millions of U.S. dollars)

	2004	2003
	$	$
Assets

Current assets
Cash and cash equivalents	99.1	31.7
Accounts receivable (net of allowance for doubtful accounts of $1.0; 2003 - $0.5)	90.2	64.1
Inventory	15.5	14.2
Prepaid expenses and other	11.2	24.6

	216.0	134.6

Investments in partnerships and corporations (note 6)	90.7	53.1

Investment in Legacy Hotels Real Estate Investment Trust (note 7)	70.0	105.9

Non-hotel real estate	100.3	95.1

Property and equipment (note 8)	1,435.5	1,656.2

Goodwill (note 9)	162.8	132.0

Intangible assets (note 9)	245.0	216.7

Other assets and deferred charges (note 10)	82.3	109.4

	2,402.6	2,503.0

Approved by the Board of Directors

/s/ William R. Fatt         Director        /s/ Robert S. Singer          Director

The accompanying notes are an integral part of these consolidated financial statements.

Fairmont Hotels & Resorts Inc.
Consolidated Balance Sheets …continued
As at December 31, 2004 and 2003

(in millions of U.S. dollars)

	2004	2003
	$	$
Liabilities

Current liabilities
Accounts payable	59.2	57.0
Accrued liabilities	28.0	35.6
Deposits	20.1	25.4
Accrued employee benefits	16.6	3.3
Taxes payable	35.3	21.2
Dividends payable	4.6	3.2
Current portion of long-term debt (note 11)	4.1	117.8

	167.9	263.5

Long-term debt (note 11)	398.0	539.8

Other liabilities	95.7	91.4

Future income taxes (note 12)	90.6	62.4

	752.2	957.1

Shareholders’ Equity (note 13)

Common shares	1,163.1	1,202.2

Other equity	19.2	19.2

Treasury stock	(5.6)	-

Contributed surplus	142.4	142.3

Foreign currency translation adjustments	142.1	104.1

Retained earnings	189.2	78.1

	1,650.4	1,545.9

	2,402.6	2,503.0

Commitments, contingencies and guarantees (note 21)

The accompanying notes are an integral part of these consolidated financial statements.

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Retained Earnings
For the years ended December 31, 2004, 2003 and 2002

(in millions of U.S. dollars)

	2004	2003	2002
	$	$	$

Balance - Beginning of year	78.1	38.5	(19.6)

Net income	155.8	50.7	92.5

	233.9	89.2	72.9

Repurchase of common shares (note 13)	(36.9)	(5.5)	(30.4)

Dividends	(7.8)	(5.6)	(4.0)

Balance - End of year	189.2	78.1	38.5

The accompanying notes are an integral part of these consolidated financial statements.

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Income
For the years ended December 31, 2004, 2003 and 2002

(in millions of U.S. dollars)

	2004	2003	2002
	$	$	$

Revenues
Hotel ownership operations (note 3(d))	654.1	584.9	516.6
Management operations	46.3	37.6	36.1
Real estate activities	31.0	36.3	37.9

	731.4	658.8	590.6

Other revenues from managed and franchised properties	37.3	32.6	27.7

	768.7	691.4	618.3

Expenses
Hotel ownership operations (note 3(e))	474.8	448.8	352.9
Management operations	19.4	15.9	11.3
Real estate activities	25.2	25.8	26.4
General and administrative	29.6	16.5	18.2
Amortization	73.9	67.5	52.4

	622.9	574.5	461.2

Other expenses from managed and franchised properties	38.5	35.1	28.9

	661.4	609.6	490.1

Income (loss) from equity investments (note 15)	(0.2)	(6.9)	17.7

Operating income	107.1	74.9	145.9

Other (income) expenses, net (note 16)	-	2.1	(2.7)

Interest expense, net (note 17)	33.1	33.6	19.1

Gain on sales of investments and hotel assets (notes 5 and 7)	(143.7)	-	-

Income before income tax expense (recovery) and non-controlling interest	217.7	39.2	129.5

Income tax expense (recovery) (note 12)
Current	54.4	12.8	12.0
Future	7.5	(24.3)	23.8

	61.9	(11.5)	35.8

Non-controlling interest	-	-	1.2

Net income	155.8	50.7	92.5

Weighted average number of common shares outstanding (in millions) (note 18)
Basic	78.4	79.2	78.4
Diluted	79.2	80.0	79.7

Basic earnings per common share	1.99	0.64	1.18

Diluted earnings per common share	1.97	0.63	1.16

Dividends declared per common share	0.10	0.07	0.05

The accompanying notes are an integral part of these consolidated financial statements.

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Income
For the years ended December 31, 2004, 2003 and 2002

(in millions of U.S. dollars)

	2004	2003	2002
	$	$	$

Cash provided by (used in)

Operating activities
Net income	155.8	50.7	92.5
Items not affecting cash
Amortization of property and equipment	70.8	64.8	50.0
Amortization of intangible assets	3.1	2.7	2.4
(Income) loss from equity investments	0.2	6.9	(17.7)
Future income taxes	7.5	(24.3)	23.8
Unrealized foreign exchange gain	(20.0)	-	-
Non-controlling interest	-	-	1.2
Gain on sales of investments and hotel assets	(143.7)	-	-
Other	5.9	(11.6)	(22.3)
Distributions from investments	7.1	6.7	15.1
Changes in non-hotel real estate	1.6	13.3	6.9
Changes in non-cash working capital items (note 19)	(17.9)	(0.3)	(10.5)

	70.4	108.9	141.4

Investing activities
Additions to property and equipment	(74.3)	(87.2)	(84.3)
Acquisitions, net of cash acquired (note 4)	-	6.0	(136.0)
Investments in partnerships and corporations (note 6)	(34.6)	(1.6)	(8.9)
Investment in Legacy Hotels Real Estate Investment Trust	-	-	(37.8)
Sales of investments and hotel assets (notes 5 and 7)	442.7	-	-
Issuance of loans receivable	(7.0)	(31.3)	-
Collection of loans receivable	24.2	7.2	-
Investments in intangible assets	(3.2)	-	-
Other	-	-	(1.0)

	347.8	(106.9)	(268.0)

Financing activities
Issuance of long-term debt	115.9	162.7	238.4
Repayment of long-term debt	(380.6)	(423.9)	(43.9)
Net proceeds from issuance of convertible notes	-	262.5	-
Proceeds from exercised stock options	2.9	1.0	4.7
Repurchase of common shares	(84.5)	(16.8)	(73.2)
Dividends	(6.4)	(4.8)	(3.2)

	(352.7)	(19.3)	122.8

Effect of exchange rate changes on cash and cash equivalents	1.9	-	0.1

Increase (decrease) in cash and cash equivalents	67.4	(17.3)	(3.7)

Cash and cash equivalents - Beginning of year	31.7	49.0	52.7

Cash and cash equivalents - End of year	99.1	31.7	49.0

The accompanying notes are an integral part of these consolidated financial statements.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

1	Basis of presentation

Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) has operated and owned hotels and resorts for 117 years and currently manages properties, principally under the Fairmont and Delta brands. As at December 31, 2004, FHR managed or franchised 82 luxury and first-class hotels and resorts. FHR owns Fairmont Hotels Inc. (“Fairmont”), which as at December 31, 2004, managed 45 luxury properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados, Monaco and the United Arab Emirates. Delta Hotels Limited (“Delta”), a wholly owned subsidiary of FHR, managed or franchised 37 Canadian hotels and resorts as at December 31, 2004. In addition to hotel and resort management, as at December 31, 2004, FHR had hotel ownership interests ranging from approximately 15% to 100% in 23 properties, operating in Canada, the United States, Mexico, Bermuda, Barbados, Monaco and the United Arab Emirates. FHR also has an approximate 24% equity interest in Legacy Hotels Real Estate Investment Trust (“Legacy”) as at December 31, 2004, which owns 24 hotels and resorts across Canada and the United States. FHR also owns real estate properties that are suitable for either commercial or residential development, and has a vacation ownership product.

2	Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant differences between Canadian and U.S. GAAP, insofar as they apply to FHR, are described in note 25.

Principles of consolidation

The Company’s consolidated financial statements include the consolidated accounts of FHR and its wholly owned subsidiaries, FHR Holdings Inc. (“FHRHI”), FHR Real Estate Corporation (“FHRREC”), Fairmont, Delta, and FHR Properties Inc.

Foreign currency translation

Foreign currency assets and liabilities of FHR’s operations are translated at the rate of exchange in effect at the balance sheet dates for monetary items and at the historical exchange rates for non-monetary items. Foreign currency denominated revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Gains and losses resulting from the translation of assets and liabilities denominated in foreign currencies are included in income.

The accounts of FHR and its self-sustaining subsidiaries, where the functional currency is other than the U.S. dollar, are translated into U.S. dollars using the year-end exchange rate for assets and liabilities and the average exchange rates in effect for the year for revenues and expenses. Exchange gains or losses arising from translation of such accounts are deferred and included in shareholders’ equity as foreign currency translation adjustments.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Cash and cash equivalents

Cash equivalents consist of short-term investments that are highly liquid and have initial terms to maturity of three months or less.

Inventory

Inventory is comprised of operating supplies including food and beverage, and is valued at the lower of cost and replacement cost.

Long-term investments

FHR accounts for its investment in Legacy and its investments in partnerships and corporations, which are not controlled but over which the Company has significant influence, using the equity method. Investments in partnerships or corporations over which it neither controls nor has significant influence are accounted for using the cost method.

Non-hotel real estate

Non-hotel real estate consists of land held for sale and inventory costs for Fairmont Heritage Place (“FHP”), the Company’s vacation ownership product.

Investments in land held for sale are valued at the lower of cost and net realizable value. Expenditures directly related to non-hotel real estate, such as real estate taxes and capital improvements, are capitalized.

Inventory costs for FHP include construction costs and ancillary costs related thereto. The Company also capitalizes direct costs attributable to the sale of vacation ownership interests (“VOIs”) until revenue recognition commences. If a sales contract is cancelled, unrecoverable direct selling costs are expensed upon cancellation.

            Property and equipment

Property and equipment are recorded at cost. The Company’s policy is to capitalize betterments and replacements and interest incurred during the construction period on new facilities and during the renovation period of major renovations to existing facilities. Interest is capitalized, based on the borrowing rate of debt related to the project, or if no specific financing is obtained, the Company’s average cost of borrowing. Maintenance, repairs and minor renewals and replacements are charged against income when incurred.

Computer system development costs for internal use software are capitalized to the extent the project is expected to be of continuing benefit to the Company.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Amortization is provided on a straight-line basis at rates designed to amortize the assets over their estimated economic lives. The annual rates of amortization are as follows:

Buildings	40 years
Building equipment	17-25 years
Furniture, fixtures and equipment	5-11 years
Computer software	2-7 years
Vehicles	3-5 years
Leasehold improvements	over the lesser of economic life and the lease term, including options

Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Intangible assets with indefinite useful lives represent costs that have been allocated to brand names and trademarks. Intangible assets with finite useful lives are costs that have been allocated to management contracts acquired in the acquisitions of Delta and Fairmont, as well as amounts paid to acquire or allocated to individual management contracts.

Goodwill and intangible assets with indefinite useful lives

Goodwill and intangible assets with indefinite useful lives are not amortized but are subject to impairment tests on at least an annual basis, and additionally, whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, if any. Any impairment loss, measured as the amount by which the carrying value of the reporting unit’s goodwill exceeds its fair value, would be expensed in the consolidated statements of income. The impairment test for intangible assets with indefinite useful lives consists of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized for the difference.

Intangible assets with finite useful lives

Management contracts acquired in a business combination or through investment interests in companies are recorded at values that represent the estimated present value of net cash flows that, on acquisition, are expected to be received over the estimated lives of the contracts. Other acquired management contracts are recorded at cost. Management contracts are amortized on a straight-line basis, over the weighted average of the fixed, non-cancellable terms and certain renewal periods of the underlying contracts, which range from 20 to 50 years. Management reviews the amortization method and useful life estimates for these intangible assets annually.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Long-lived assets

Effective January 1, 2003, FHR adopted the recommendations of The Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the standard, a two-step process is used to assess the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying amounts of long-lived assets exceed the sum of the undiscounted cash flows expected to result from their use and eventual disposition and are measured as the amounts by which the long-lived assets’ carrying amounts exceed their fair values. Initial adoption of this standard did not have an impact on FHR’s financial position, results of operations or cash flows.

Also effective January 1, 2003, FHR adopted the CICA recommendations relating to the disposal of long-lived assets and discontinued operations. Subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale are reported separately on the consolidated balance sheet and classified as held for sale. Assets held for sale are measured at the lower of their carrying amounts and fair values less costs to dispose and are no longer amortized. A component of FHR that is held for sale is reported as a discontinued operation if the operations and cash flows of the component will be eliminated from ongoing operations as a result of the sale and FHR will not have a significant continuing involvement in the operations of the component after the sale. Initial adoption of this standard did not have an impact on FHR’s financial position, results of operations or cash flows.

Asset retirement obligations

Effective January 1, 2003, FHR adopted the recommendations of the CICA with respect to accounting for asset retirement obligations. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the year in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently amortized over the asset’s useful life. Adoption of this standard resulted in an increase of $0.7 to other liabilities and property and equipment as at January 1, 2003.

            Income taxes

The Company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in the year in which the change occurs. Valuation allowances are recorded when it is more likely than not that a future income tax asset will not be realized.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Financial instruments

Derivative financial instruments such as swaps, options and forward contracts are used by FHR in the management of its foreign currency and interest rate exposures. FHR’s policy is to not use derivative financial instruments for trading or speculative purposes.

Derivative financial instruments periodically qualify as a hedge for accounting purposes. In such cases, at the inception of a hedge, FHR documents the relationship between the hedging instruments and the hedged items. This process includes linking the derivatives to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. FHR assesses the effectiveness of the hedge at the inception and throughout the contract period by considering factors such as the term of the instrument, the notional settlement amount of the derivative as compared to the dollar amount of the item being hedged and any other applicable factors. At the end of each period, FHR records any changes in fair value related to derivative instruments that are no longer deemed to be effective hedging items or do not meet the criteria for hedge accounting in the consolidated statements of income.

FHR designates its interest rate instruments as hedges of the interest expense on the underlying debt. Interest expense on the underlying debt is adjusted to include the payments made or received under the interest rate instruments. Foreign exchange translation gains or losses on foreign currency denominated derivative financial instruments used to hedge anticipated foreign currency cash flows are recognized as adjustments to revenues or expenses, as applicable, when the cash flows are recorded.

Stock-based compensation

Effective January 1, 2003, the Company recognizes compensation expense for stock options granted in the consolidated statements of income using the fair value based method of accounting for all options issued on or after January 1, 2003. Pro forma disclosures of net earnings and earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation for any options granted before January 1, 2003 but on or after January 1, 2002, are provided in note 14. Any cash paid by the employee on the exercise of stock options is added to the stated value of common shares. Compensation expense is recognized for share appreciation rights (“SARs”) for the excess of the market value of a common share over the related option price.

Revenue recognition

Revenues are derived from hotel operations for owned properties, management and incentive fees, real estate sales and certain other revenues from properties managed or franchised by FHR. Hotel ownership operations revenues are generated primarily from room occupancy, and food and beverage services. Management fees comprise a base fee, which is a percentage of the hotel’s revenues, and incentive fees, which are generally based on hotel profitability. Revenue from real estate activities represents the proceeds from sales of undeveloped lands that the Company is holding for sale and sales of the Company’s VOIs. Other revenues from managed properties include reimbursements for direct and indirect costs by the hotel owners for the properties that are managed. These reimbursed expenditures relate primarily to marketing and reservation services performed by the Company under the terms of its hotel management and franchise agreements.

Revenues from hotel operations are recognized when services are provided and ultimate collection is reasonably assured. Management fees, both base and incentive, and other revenues from managed properties are recognized when performance hurdles have been met, in accordance with the terms specified in the related management agreements. Revenues from the sale of real estate are recognized once title has transferred and collection of proceeds is reasonably assured. Revenues related to the sale of VOIs are recognized when a minimum of 10% of the purchase price of an interest has been received in cash, the period of cancellation with refund has expired, receivables are deemed collectible, and certain minimum sales and construction levels have been attained. Revenue related to projects still under construction are recognized under the percentage-of-completion method. For sales that do not meet these criteria, revenue is deferred.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Use of estimates

The preparation of financial statements and related disclosures in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and contingencies. Estimates are based on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. The actual results may differ from those previously estimated. Estimates are used when accounting for items and matters such as amortization, goodwill and intangible asset impairment assessments, income taxes, employee future benefits and contingencies.

Comparative figures

Certain of prior years’ comparative figures have been reclassified to conform with the presentation adopted in 2004.

Changes in accounting policies

Hedging relationships

Effective January 1, 2004, FHR adopted CICA Accounting Guideline 13 (“AcG-13”), “Hedging Relationships,” and Abstract No. 128 of the Emerging Issues Committee (“EIC”), “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”(“EIC 128”). AcG-13 provides detailed guidance for the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. EIC 128 requires that any derivative financial instrument not designated within an AcG-13 compliant hedging relationship be measured at fair value with changes in fair value recorded in income. The initial adoption of this accounting guidance did not have an impact on the Company’s consolidated financial statements.

Generally accepted accounting principles and general standards of financial statement presentation

Effective January 1, 2004, the Company adopted the CICA Handbook section 1100, “Generally Accepted Accounting Principles.” The section provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. Upon adoption of this section, no changes to accounting principles or financial statement presentation were required.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Recently issued accounting pronouncements

Variable interest entities

In June 2003, the CICA issued a new accounting guideline, Accounting Guideline 15 (“AcG-15”), which requires the consolidation of Variable Interest Entities (“VIEs”) by the primary beneficiary. Revisions to this guideline were published by the CICA in August 2004 to harmonize with the U.S. VIE accounting standard. A VIE is an entity where:

a)	its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met; and

b)	it does not meet specified exemption criteria.

The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both. This guideline is effective for the Company’s first quarter commencing January 1, 2005.

AcG-15 is adopted retroactively. The restatement of prior period financial statements is encouraged, but not required.

The Company has reviewed the impact that this standard will have on its financial statement presentation. Upon the initial adoption of this standard, no changes to financial statement presentation are anticipated.

Liabilities and equity

FHR will adopt the CICA’s new accounting requirements on the classification of financial instruments as liabilities or equity on January 1, 2005. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer’s own equity instruments, at the issuer’s discretion, as liabilities. This amendment is effective for periods beginning on or after November 1, 2004 with early adoption encouraged. FHR will be implementing this change starting in 2005 and it is not expected to impact the Company’s financial statements.

Determining whether an arrangement contains a lease

The EIC recently issued Abstract 150, “Determining whether an Arrangement Contains a Lease” (“EIC 150”). An entity may enter into certain arrangements comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset (e.g., an item of property, plant or equipment) in return for a payment or series of payments. The Company is required to adopt the recommendations of EIC 150 if it enters into affected transactions commencing December 9, 2004. To date, the Company has not entered into any such transactions, but it is possible that future transactions could be affected by this accounting standard.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Financial instruments - recognition and measurement, hedges, comprehensive income, and equity

In January 2005, the CICA released a new interrelated set of financial standards relating to recognition and measurement of financial instruments, hedging relationships and presentation of equity and comprehensive income. These standards are an attempt to harmonize Canadian and U.S. GAAP with respect to financial instruments and financial statement presentation. The Company will be required to apply these standards no later than the fiscal year ending December 31, 2007. The Company has not yet fully studied the effect that adoption of these standards will have on the consolidated financial statements. However, adoption may eliminate certain reconciling items between Canadian and U.S. GAAP described in note 25 to the consolidated financial statements.

3	Segmented information

FHR has five reportable segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Results of operations for individual hotel properties have been aggregated into their respective reportable segments. Hotel ownership consists of real estate interests ranging from approximately 15% to 100% in 23 properties. The investment in Legacy consists of an approximate 24% equity interest in Legacy, which owns 24 hotels and resorts across Canada and the United States. Real estate activities consist primarily of two undeveloped land blocks in Toronto and Vancouver and a vacation ownership product. Fairmont is an international luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company. The performance of all segments is evaluated by management primarily on earnings before interest, taxes and amortization (“EBITDA”), which management defines as income before interest, taxes, non-controlling interest, amortization, gain on sales of investments and hotel assets, and other (income) expenses, net. EBITDA includes income from equity investments. Corporate general and administrative expenses, amortization, other (income) expenses, net, interest, income taxes and non-controlling interest are not allocated to the individual segments. Effective in the fourth quarter of 2004, the Company reports Corporate general and administrative expenses separately without allocation to the five reportable segments, which was the case in previous years. Comparative figures have been reclassified to conform to this presentation. All transactions among reporting segments are conducted at fair market value.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR’s reportable segments:

	2004

	Ownership			Management			Inter-
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Corporate general and administrative	segment elimination and other (a)	Total
	$	$	$	$	$	$	$	$

Operating revenues (d)	654.1	-	31.0	54.6	12.8	-	(21.1)	731.4
Other revenues from managed and franchised properties	-	-	-	27.7	9.6	-	-	37.3

								768.7
Income (loss) from investments and other	1.9	(2.1)	-	-	-	-	-	(0.2)
EBITDA (b)	160.1	(2.1)	5.8	40.0	8.0	(29.6)	(1.2)	181.0

Total assets (c)	1,606.9	70.0	100.1	919.6	79.4	-	(373.4)	2,402.6
Capital expenditures	70.1	-	-	4.2	-	-	-	74.3

2003

Ownership			Management			Inter-
Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Corporate general and administrative	segment elimination and other (a)	Total
$	$	$	$	$	$	$	$
Operating revenues (d)	584.9	-	36.3	44.2	11.7	-	(18.3)	658.8
Other revenues from managed and franchised properties	-	-	-	24.4	8.2	-	-	32.6

								691.4
Income (loss) from investments and other	1.7	(8.6)	-	-	-	-	-	(6.9)
EBITDA (b)	119.5	(8.6)	10.5	31.3	8.7	(16.5)	(2.5)	142.4

Total assets (c)	1,916.5	105.9	101.8	350.8	75.8	-	(47.8)	2,503.0
Capital expenditures	84.2	-	-	3.0	-	-	-	87.2

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
	2002

	Ownership			Management			Inter-
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Corporate general and administrative	segment elimination and other (a)	Total
	$	$	$	$	$	$	$	$

Operating revenues (d)	516.6	-	37.9	41.3	11.4	-	(16.6)	590.6
Other revenues from managed and franchised properties	-	-	-	19.8	7.9	-	-	27.7

								618.3
Income from investments and other	11.3	6.4	-	-	-	-	-	17.7
EBITDA (b)	158.4	6.4	11.5	33.4	8.1	(18.2)	(1.3)	198.3

Total assets (c)	1,879.9	96.4	95.0	285.8	66.0	-	(200.1)	2,223.0
Capital expenditures	80.1	-	-	4.2	-	-	-	84.3

(a)  Operating revenues include management fees that are charged by Fairmont of $20.7 (2003 - $18.0; 2002 - $16.3) and Delta of $0.4 (2003 - $0.3; 2002 - $0.3) to the hotel ownership operations, which are eliminated on consolidation. EBITDA includes expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. Total assets have been reduced for the elimination of intersegment loans net of corporate assets.

(b) A reconciliation of aggregate EBITDA of the reportable segments to FHR’s consolidated net income is as follows:

	2004	2003	2002
	$	$	$

EBITDA	181.0	142.4	198.3
Amortization	73.9	67.5	52.4

Operating income	107.1	74.9	145.9
Less:
Other (income) expenses, net	-	2.1	(2.7)
Interest expense, net	33.1	33.6	19.1
Gain on sales of investments and hotel assets	(143.7)	-	-
Income tax expense (recovery)	61.9	(11.5)	35.8
Non-controlling interest	-	-	1.2

Net income	155.8	50.7	92.5

(c)	Hotel ownership assets include $88.3 (2003 - $48.5; 2002 - $64.7) of investments accounted for using the equity method.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

(d)	A breakdown of the Company’s hotel ownership operations revenues are as follows:

	2004	2003	2002
	$	$	$

Rooms revenue	356.2	324.3	288.6
Food and beverage revenue	214.7	182.6	158.1
Other	83.2	78.0	69.9

	654.1	584.9	516.6

(e)	Hotel ownership expenses have been reduced by business interruption insurance proceeds of $10.8 in 2004 and $9.7 in 2003 relating to the impact Hurricane Fabian had on FHR’s two Bermuda Hotels.

Geographical information

	Revenues			Property and equipment

	2004	2003	2002	2004	2003
	$	$	$	$	$

Canada	323.6	300.1	289.8	540.6	520.6
United States	249.6	241.9	163.4	528.7	742.4
Bermuda	98.2	77.8	91.8	231.4	237.7
Mexico	80.8	58.5	58.5	103.4	104.1
Other international	16.5	13.1	14.8	31.4	51.4

	768.7	691.4	618.3	1,435.5	1,656.2

	Goodwill		Intangible assets

	2004	2003	2004	2003
	$	$	$	$

Canada	54.6	50.7	67.9	63.4
United States	80.1	53.2	150.4	150.5
Bermuda	16.3	16.3	2.8	2.8
Mexico	11.8	11.8	5.3	-
Other international	-	-	18.6	-

	162.8	132.0	245.0	216.7

Revenues and assets are allocated to countries based upon the hotels’ geographic locations. There were no other individual international countries comprising greater than 10% of the total revenues or property and equipment, intangible assets and goodwill of the Company as at December 31, 2004, 2003 or 2002.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

4	Acquisitions

Fairmont Hotels Inc.

On August 23, 2004, FHR purchased the remaining 16.5% of outstanding shares of Fairmont from Maritz, Wolff & Co. for $70.0 in cash. FHR now owns 100% of Fairmont. Since 2002, the Company has been consolidating 100% of Fairmont, by previously having recorded an obligation of $69.0 representing the minimum amount a minority shareholder was entitled to receive under a put option. During the year, FHR increased its previously reported goodwill and future income tax balances by $16.7. As a result of this transaction, current portion of long-term debt decreased by $69.0.

On September 23, 2002, FHR increased its investment in Fairmont to 83.5%, through a share exchange with a subsidiary of Kingdom Hotels (USA), Ltd. (“Kingdom”), an affiliate of a trust created by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud. Kingdom exchanged its 16.5% interest in Fairmont for shares of FHR. FHR issued 2,875,000 common shares at $24.00 per share to Kingdom, equivalent to approximately 3.7% of FHR’s issued and outstanding common shares at the time. The acquisition was accounted for using the step purchase method. The results of Fairmont continued to be included in the consolidated statements of income, and the portion related to non-controlling interest was reduced to 16.5%. The goodwill acquired relates to the Fairmont management operations segment.

The Fairmont Copley Plaza Boston

In February 2003, FHR acquired the remaining 50% equity interest in The Fairmont Copley Plaza Boston from entities controlled by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud of Saudi Arabia in exchange for the issuance of one million common shares and cash of $8.3. The total purchase price for 100% of The Fairmont Copley Plaza Boston, including the 50% already owned, was approximately $117.0 and was satisfied by the issuance of one million common shares at a fair market value of $21.49 per share, the assumption of a mortgage at $64.5 and cash paid of $30.7. FHR purchased the initial 50% equity interest in the hotel in July 2001 for cash. The acquisition was accounted for using the step purchase method, and 100% of the results of the hotel have been included in the consolidated statements of income from February 10, 2003. The mortgage, secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Copley Plaza Boston, is due on March 5, 2007 and bears interest at floating rates based on LIBOR plus 225 basis points. FHR has entered into an interest rate contract to cap the LIBOR rate at 7.0%.

The total cost of the hotel, including the 50% interest already owned, less cash acquired of $14.8, has been allocated to the tangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date, as follows:

$

Land	25.1
Building	77.8
Furniture, fixtures and equipment	2.5
Long-term debt	(64.5)
Current assets	3.2
Current liabilities	(6.8)

37.3

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

            The Fairmont Orchid, Hawaii

On December 17, 2002, the Company acquired the assets of The Orchid at Mauna Lani in Hawaii. These assets were acquired for a purchase price of $140.0, plus acquisition costs of approximately $1.5 less the assumption of a $5.5 working capital deficit. The acquisition was accounted for using the purchase method, and the results of the hotel have been included in the consolidated statements of income from the date of acquisition.

The purchase prices of the 2002 acquisitions have been allocated to the assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The purchase price allocations are as follows:

	The Fairmont Orchid, Hawaii	Fairmont Hotels Inc.	Total
	$	$	$

Land	25.3	-	25.3
Building	104.9	-	104.9
Furniture, fixtures and equipment	11.3	-	11.3
Goodwill	-	16.7	16.7
Management contracts	-	4.1	4.1
Brand name	-	38.9	38.9
Non-controlling interest	-	26.2	26.2
Future income taxes	-	(16.7)	(16.7)
Working capital deficit assumed	(5.5)	-	(5.5)

	136.0	69.2	205.2

None of the goodwill acquired is deductible for income tax purposes. The management contracts are being amortized over a period of 40 years and the brand name is not being amortized since it is considered to have an indefinite useful life.

5	Sales of investments and hotel assets

The Fairmont Kea Lani Maui

On July 15, 2004, FHR finalized the sale of The Fairmont Kea Lani Maui for cash proceeds of $355.4. The mortgage of $120.0 on this property was repaid. FHR recognized a gain of $67.8 on the sale, net of income taxes of $40.9. The resort is being managed by Fairmont under a long-term management contract.

The Fairmont Glitter Bay

On July 9, 2004, FHR finalized the sale of The Fairmont Glitter Bay for cash proceeds of approximately $31.7. The mortgage of $5.2 on this property was repaid. FHR recognized a non-taxable gain of $7.5 on the sale. The resort is being managed by Fairmont under a long-term management contract.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

6	Investments in partnerships and corporations

	2004	2003
	$	$

Accounted for using the equity method	88.3	48.5
Accounted for using the cost method	2.4	4.6

	90.7	53.1

In September 2002, FHR invested $8.0 for a 19.9% interest in The Fairmont Sonoma Mission Inn & Spa. FHR committed to advance a loan of $10.0 on normal commercial terms to this hotel and has advanced a total of $10.0 as at December 31, 2004. This investment is accounted for using the equity method.

In April 2004, FHR finalized an agreement to invest $15.6 for a 14.5% interest in The Fairmont Dubai. This investment is accounted for using the equity method due to significant influence obtained through various contractual arrangements. Upon finalization of this agreement, $15.6 was reclassified from “Other assets and deferred charges” to “Investments in partnerships and corporations.” Also, $6.8 was reclassified from “Other assets and deferred charges” to “Intangible assets” relating to a management contract for The Fairmont Abu Dhabi Resort & Villas, a property being constructed in the United Arab Emirates. The resort will be managed by Fairmont under a long-term management contract.

In December 2004, FHR invested $19.8 in cash for a 25% interest in a partnership with Kingdom Hotels and the Bank of Scotland and a management contract. The partnership, FHR European Ventures LLP, purchased the Monte Carlo Grand Hotel in Monaco in December 2004. The investment is accounted for using the equity method due to significant influence through contractual arrangements. The property is being managed by Fairmont under a long-term management contract. Based on the relative fair value of the management contract, approximately $7.1 of the $19.8 was allocated to intangible assets relating to the management contract.

In December 2004, FHR invested $10.0 for an approximate 14% equity interest in an entity named Nile City for Hotels and Tourism and a management contract. Nile City for Hotels and Tourism retains the investment in a hotel property that is being constructed in Cairo, Egypt. The investment is accounted for using the equity method due to significant influence through contractual arrangements. The resort will be managed by Fairmont under a long-term management contract. Based on the relative fair value of the management contract, approximately $4.7 of the $10.0 was allocated to intangible assets relating to the management contract.

FHR entered into an agreement to invest $10.0 for a 19.9% interest in The Fairmont Mayakoba, Riviera Maya and a management contract. This investment is accounted for using the equity method due to significant influence through contractual arrangements. The resort will be managed by Fairmont under a long-term management contract. As at December 31, 2004, FHR had invested $4.3. Based on the relative fair value of the management contract, approximately $2.8 was allocated to intangible assets relating to the management contract.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

7	Investment in Legacy Hotels Real Estate Investment Trust

On September 13, 2004, FHR sold 12,000,000 units of Legacy for $63.0 in cash and recognized a gain of $27.5. The sale did not give rise to any taxes payable. The sale of these units decreased FHR’s equity investment in Legacy to 23.7% from 35.2%.

As at December 31, 2004, the Company owned 9,939,143 (2003 - 21,939,143) units and all 14,700,000 (2003 - 14,700,000) exchangeable shares of a subsidiary corporation of Legacy, representing a 23.7% ownership interest (2003 - 35.2%). The Company accounts for its investment in Legacy under the equity method. The exchangeable shares are entitled to a per share dividend equal to the ordinary distribution by Legacy to its unitholders, less taxes payable by a subsidiary of Legacy as a result of paying these dividends. After a minimum holding period of five years, ending January 31, 2006, each exchangeable share is redeemable by FHR at the fair market value of a Legacy unit. The redemption shall be satisfied by the delivery of one unit for each share exchanged. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote each under voting certificates at meetings of Legacy unitholders. Based on the December 31, 2004 closing unit price of Legacy, the market value of the Company’s investment in units and exchangeable shares was approximately $146. The Company does not guarantee any of Legacy’s debt.

The Company holds options to acquire 2,962,224 units of Legacy at an exercise price of Cdn$9.80 per unit. The options are fully vested, exercisable and expire in 2007.

The following selected consolidated financial information of Legacy has been prepared in accordance with Canadian GAAP. The accounts have been translated to U.S. dollars using the exchange rates in effect at December 31.

	2004	2003
	$	$

Assets
Current assets	73.2	62.1
Property and equipment	1,471.4	1,423.2
Other assets	54.5	49.1

	1,599.1	1,534.4

Liabilities and Equity
Current liabilities	71.6	117.7
Long-term debt	723.3	627.1
Other liabilities	50.1	47.7
Non-controlling interest	96.1	92.4
Unitholders’ interest	658.0	649.5

	1,599.1	1,534.4

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Summarized operating results of Legacy for the years ended December 31:

	2004	2003	2002
	$	$	$

Revenues	579.1	474.2	412.5

Operating expenses	397.3	336.3	272.6
Other expenses	134.3	98.1	76.2
Interest expense, net	54.6	50.7	31.0

	586.2	485.1	379.8

Income (loss) before income taxes and non-controlling interest	(7.1)	(10.9)	32.7
Income tax recovery	(5.5)	(5.4)	(4.2)
Non-controlling interest	(0.2)	(0.8)	6.5

Net income (loss)	(1.4)	(4.7)	30.4

The carrying value of the Company’s investment in Legacy differs from the Company’s share of the underlying equity in net assets due to adjustments that are made to conform Legacy’s accounting policies with those of the Company and an unamortized gain related to the transfer of properties in previous years, between the Company and Legacy.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

8	Property and equipment

	2004

	Cost	Accumulated amortization	Net
	$	$	$

Land and land improvements	180.2	(0.9)	179.3
Buildings and leasehold improvements	702.7	(87.3)	615.4
Buildings on leased land	592.4	(124.6)	467.8
Furniture, fixtures and equipment	357.9	(196.9)	161.0
Construction-in-progress	12.0	-	12.0

	1,845.2	(409.7)	1,435.5

	2003

	Cost	Accumulated amortization	Net
	$	$	$

Land and land improvements	237.2	(0.7)	236.5
Buildings and leasehold improvements	830.7	(82.2)	748.5
Buildings on leased land	555.6	(103.0)	452.6
Furniture, fixtures and equipment	337.6	(159.6)	178.0
Construction-in-progress	40.6	-	40.6

	2,001.7	(345.5)	1,656.2

Interest capitalized as a cost of property and equipment totalled $0.7 in 2004 (2003 - $0.8; 2002 - $0.1).

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

9	Goodwill and intangible assets

Goodwill by reportable segment

	Hotel ownership	Legacy	Real estate activities	Fairmont	Delta	Total
	$	$	$	$	$	$

Balance as at January 1, 2003	79.3	-	-	23.9	19.8	123.0
Currency translation	4.7	-	-	-	4.3	9.0

Balance as at December 31, 2003	84.0	-	-	23.9	24.1	132.0
Goodwill from business acquisition	10.4	-	-	16.7	-	27.1
Currency translation	2.0	-	-	-	1.7	3.7

Balance as at December 31, 2004	96.4	-	-	40.6	25.8	162.8

	2004	2003
	$	$

Intangible assets subject to amortization
Management contracts (note 6)	111.8	82.6
Accumulated amortization	(19.3)	(13.9)

	92.5	68.7
Intangible assets not subject to amortization
Brand names	152.5	148.0

	245.0	216.7

Intangible assets subject to amortization are amortized on a straight-line basis over their estimated useful lives, which range from 20 to 50 years. Amortization expense related to intangible assets subject to amortization was $3.1 in 2004 (2003 - $2.7; 2002 - $2.4). Amortization expense relating to the above intangible assets subject to amortization is expected to be $3.1 in each of the fiscal years 2005 through 2009.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

10	Other assets and deferred charges

	2004	2003
	$	$

Long-term advances	41.1	72.8
Pension asset	21.8	18.0
Deferred charges	15.7	11.0
Restricted cash	-	2.4
Other	3.7	5.2

	82.3	109.4

Long-term advances bear interest at rates between three-month LIBOR plus 0.25% and one-month LIBOR plus 4.5%. They mature between February 2008 and November 2009. A portion of the long-term advances will be forgiven if the Company receives a hotel management contract from the loan holder prior to February 2008. Deferred charges consist primarily of deferred development costs associated with potential management contracts and deferred debt issuance costs. Restricted cash was used for certain capital expenditures.

11	Long-term debt

	2004	2003
	$	$

3.75% convertible senior notes (1)	254.7	251.1
Revolving credit facility, due March 2007 (2)	33.1	-
Revolving credit facility, due September 10, 2004 (2)	-	40.5
Revolving credit facility, due March 2005 (2)	-	50.0
Floating-rate mortgage, due March 1, 2006 (3)	-	120.0
Floating-rate mortgage, due March 5, 2007 (4)	63.9	65.4
8.84%, notes, due August 1, 2016 (5)	50.4	52.8
7.47% mortgage, due May 21, 2008 (6)	-	5.5
Fairmont put option (7)	-	69.0
Other	-	3.3

	402.1	657.6
Less: Current portion of long-term debt	4.1	117.8

	398.0	539.8

(1)	In 2003, FHR issued $270.0 of convertible senior notes (“Convertible Notes”). The net proceeds of the issuance, after deducting offering expenses and underwriters’ commission were $262.5. The Convertible Notes were allocated between debt and equity elements and classified separately in the consolidated balance sheets. The debt element was calculated by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated conversion feature. Upon issuance, $250.8 was recorded as long-term debt with the balance recorded in other equity (note 13). The long-term debt amount will increase to the face value of the debt over a five-year period. The Convertible Notes mature on December 1, 2023 and bear interest of 3.75% per annum. Interest on the Convertible Notes is payable semi-annually in arrears on June 1 and December 1 of each year. FHR may call the Convertible Notes in exchange for cash any time after January 20, 2009 for a price equal to 100% of the principal amount of Convertible Notes plus accrued and unpaid interest. Holders may put the Convertible Notes to FHR in exchange for cash on January 20, 2009, December 1, 2013 and 2018, at a purchase price equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest. Upon occurrence of certain prescribed conditions, holders of the Convertible Notes will have the right to convert them to common shares at an initial conversion price of approximately $37.73 per common share. The conversion price is subject to adjustment under certain circumstances. The Convertible Notes are senior unsecured obligations and rank equally with all existing and future unsecured and unsubordinated indebtedness of FHR. As required under the terms and conditions of the Convertible Notes, the debt and the common shares issuable upon conversion of the Convertible Notes were registered on Form F-10 with the United States Securities and Exchange Commission on April 6, 2004.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

(2)	The interest rate is floating and is calculated based on bankers’ acceptance, LIBOR or prime rate, plus a spread. The weighted average interest rate as at December 31, 2004 was 4.2%. These facilities are unsecured, and contain financial covenants with respect to debt levels and interest coverage. As at December 31, 2004, this balance included $40.0 of debt denominated in Canadian dollars.

(3)	The interest rate is the greater of 4.25% and LIBOR plus 310 basis points. FHR had entered into an interest rate contract to cap the LIBOR rate at 9.0%. The mortgage was secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Kea Lani Maui.

(4)	The interest rate is floating and is based on LIBOR plus 2.25%. FHR has entered into an interest rate contract to cap the LIBOR rate at 7.0% until March 6, 2006. The mortgage is secured by substantially all of the property and equipment and assignment of auxiliary rents of The Fairmont Copley Plaza Boston, and is non-recourse to FHR except for approximately $31.8, which FHR has guaranteed until such time that certain financial covenants are met.

(5)	The 8.84% notes are secured by substantially all property and equipment and assignment of rents of The Fairmont Scottsdale Princess.

(6)	The 7.47% mortgage was secured by substantially all property and equipment and a floating charge over other assets of The Fairmont Royal Pavilion and The Fairmont Glitter Bay.

(7)	A minority shareholder held shares in Fairmont with the ability to be put to FHR for $69.0 at any time prior to October 1, 2004.

The principal repayments pursuant to the loan agreements are as follows:

$

2005	4.1
2006	4.3
2007	97.1
2008	3.4
2009	3.7
Thereafter	289.5

402.1

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

12	Income taxes

The provision for (recovery of) income taxes is as follows:

	2004	2003	2002
	$	$	$

Pre-tax income
Canada	32.1	14.4	84.7
Foreign	185.6	24.8	44.8

	217.7	39.2	129.5

Current income tax expense
Canada	2.3	5.0	7.2
Foreign	52.1	7.8	4.8

	54.4	12.8	12.0

Future income tax expense (recovery)
Canada	0.3	(25.9)	20.3
Foreign	7.2	1.6	3.5

	7.5	(24.3)	23.8

	61.9	(11.5)	35.8

The Company’s effective income tax expense and the provision (recovery) reconciled to the statutory tax rate is as follows:

	2004	2003	2002
	$	$	$

Provision (recovery) at Canadian statutory rates	80.5	14.5	53.0
Foreign tax rate differentials	(3.0)	(3.8)	(4.6)
Large corporations tax	1.4	1.6	1.6
Reduction in tax rates	(1.9)	0.4	-
Non-taxable income(1)	(19.8)	(1.5)	(12.2)
Other, including tax reassessments and provisions (2)	4.7	(22.7)	(2.0)

Income tax expense (recovery)	61.9	(11.5)	35.8

(1)	Non-taxable income in 2004 includes the effect from the sale of Legacy units (note 7) and the sale of The Fairmont Glitter Bay (note 5).

(2)	A $24.4 recovery of future income taxes was recorded in 2003 as a result of a favourable tax reassessment.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Temporary differences

The net future income tax liability in the consolidated balance sheets is comprised of the following:

	2004	2003
	$	$

Future income tax liabilities
Amortizable property and intangibles	148.5	132.3
Other	45.8	55.8
Future income tax assets
Tax loss carry-forwards	(103.7)	(125.7)

Future income tax liability	90.6	62.4

As at December 31, 2004, the Company had the following tax loss carry-forwards available to reduce future taxable income and capital gains:

	Amount	Future income tax assets	Valuation allowance	Net future income tax assets
	$	$	$	$

Non-capital losses
Canada	255.9	92.1	(7.2)	84.9
United States	-	-	-	-
Other	0.8	0.3	(0.3)	-

	256.7	92.4	(7.5)	84.9

Capital losses
Canada	427.9	77.0	(58.2)	18.8

The Company has non-capital losses expiring in the following years:

$

2005	1.1
2006	2.5
2007	34.4
2008	145.8
2009	31.3
Thereafter	41.6

256.7

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

13	Shareholders’ equity

The Company’s articles of incorporation authorize the issuance of an unlimited number of common shares and an unlimited number of first preferred shares and second preferred shares. No preferred shares have been issued.

Common shares

	2004		2003		2002

	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
	(millions)	$	(millions)	$	(millions)	$

Balance - January 1	79.1	1,202.2	78.8	1,191.5	78.6	1,162.4
Issued under stock option plans	0.2	2.9	-	1.0	0.3	4.7
Issued for purchase of The Fairmont Copley Plaza Boston (note 4)	-	-	1.0	21.0	-	-
Issued to Kingdom for shares of Fairmont (note 4)	-	-	-	-	2.9	69.0
Share repurchase plans	(2.9)	(42.0)	(0.7)	(11.3)	(3.0)	(44.6)

Balance - December 31	76.4	1,163.1	79.1	1,202.2	78.8	1,191.5

Under a normal course issuer bid, the Company may repurchase for cancellation up to approximately 7.7 million, or 10%, of its outstanding common shares. The amounts and timing of repurchases are at the Company’s discretion and, under the current program, can be made until October 28, 2005 at prevailing market prices on the Toronto and New York stock exchanges. The cost of the share repurchases have been accounted for as follows:

	2004	2003	2002
	$	$	$

Common shares	42.0	11.3	44.6
Contributed surplus	-	-	0.5
Foreign currency translation adjustments	-	-	(2.3)
Treasury stock	5.6	-	-
Retained earnings	36.9	5.5	30.4

	84.5	16.8	73.2

As at December 31, 2004, 166,100 shares were classified as Treasury stock as they were repurchased prior to December 31, 2004 and cancelled in January 2005.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Other equity

Upon the occurrence of certain events, holders of the Convertible Notes (note 11) will have the right to convert them to common shares at an initial conversion price of approximately $37.73 per common share.

The Convertible Notes have been allocated between debt and equity elements and are classified separately on the consolidated balance sheets. Upon issuance, $19.2 was recorded as other equity and $250.8 was recorded as long-term debt.

Foreign currency translation adjustments

	2004	2003
	$	$

Balance - January 1	104.1	27.4
Effect of exchange rate changes on non-U.S. dollar denominated net assets	38.0	76.7

Balance - December 31	142.1	104.1

14	Stock-based compensation

The Company has a Key Employee Stock Option Plan (“KESOP”), whereby key officers, employees and consultants of the Company may be granted options to purchase common shares of FHR at a price per share not less than the market value of a common share at the grant date. All options issued to date vest over a four-year period, with 20% vesting at the end of each of the first three years and the remaining 40% vesting after four years. Options expire ten years after the grant date. In the event of a change in control of the Company, all outstanding options are immediately exercisable.

Simultaneously with the grant of an option, the Company may also grant SARs at a rate of one SAR for every two options issued. A SAR entitles the holder to receive payment of an amount equal to the excess of the market value of a common share at the exercise date of the SAR over the related option price. SARs may be exercised no earlier than three years and no later than ten years after the grant date. The exercise of a SAR will result in a reduction in the number of shares covered by an option on a one-for-one basis. The exercise of an option results in a reduction in the number of SARs on the basis of one SAR for each option exercised in excess of 50% of the number of options issued with attached SARs.

As a result of an agreement between FHR and the companies that were distributed pursuant to the Company’s 2001 reorganization, the difference between the strike price and the exercise price of SARs of the discontinued operations held by FHR employees is recognized as an expense by FHR, while the difference between the strike price and the exercise price of FHR SARs held by employees of the discontinued operations is recovered from those companies.

The Company also has a Directors’ Stock Option Plan (“DSOP”) under which non-employee directors of the Company are granted options to purchase common shares of FHR at a price not less than the market value of the share at the grant date. Each non-employee director received an initial grant of 8,000 options and receives an additional 4,000 options on an annual basis. Options are immediately exercisable and expire ten years after the grant date. No options were granted under this plan in 2004 (2003 - 40,000; 2002 - 40,000). In 2004, options were substituted with deferred share units (“DSUs”). Each director received a grant of 2,000 DSUs.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

As at December 31, 2004, 2.2 million options were available for future grants under the KESOP out of the 5.4 million options currently authorized, and 460,000 options were available for future grants under the DSOP out of the 592,000 options currently authorized.

Details of the stock options outstanding are as follows:

	Number of options (thousands)	Weighted average exercise price Cdn$

Outstanding as at December 31, 2001	3,721	25.19
Granted	264	38.63
Exercised	(295)	24.22
Cancelled	(103)	24.78

Outstanding as at December 31, 2002	3,587	26.26
Granted	107	32.34
Exercised	(74)	18.08
Cancelled	(32)	24.44

Outstanding as at December 31, 2003	3,588	26.63
Granted	10	33.68
Exercised	(150)	24.01
Cancelled	(34)	29.28

Outstanding as at December 31, 2004	3,414	26.74

Exercisable as at
December 31, 2002	907	22.24
December 31, 2003	1,523	24.98
December 31, 2004	2,161	25.92

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Details as at December 31, 2004, of the stock options outstanding are as follows:

Range of exercise prices Cdn$	Number outstanding (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Number exercisable (thousands)	Weighted average exercise price Cdn$

$10.90 to $11.96	20	0.4	11.70	20	11.70
$14.84 to $20.09	316	4.2	15.79	316	15.79
$26.25 to $37.93	3,042	6.9	27.73	1,789	27.44
$40.40 to $49.30	36	7.3	47.32	36	47.32

	3,414	6.7	26.74	2,161	25.92

During 2004, $2.6 (2003 - $(0.3); 2002 - $0.9) was expensed (recovered) for outstanding SARs, and $0.1 (2003 - $0.4; 2002 - nil) was expensed relating to the issuance of options. Contributed surplus increased by $0.1 (2003 - $0.4; 2002 - nil) relating to the stock option expense in 2004.

Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted on or after January 1, 2002 and before January 1, 2003, net income and basic and diluted earnings per share would have been:

	2004	2003	2002
	$	$	$

Reported net income	155.8	50.7	92.5
Net income assuming fair value method used	155.4	50.1	92.1

Assuming fair value method used
Basic earnings per share	1.98	0.64	1.17
Diluted earnings per share	1.96	0.63	1.16

The weighted average fair value of options granted during 2004 was Cdn$7.52 per option (2003 - Cdn$10.12; 2002 - Cdn$12.73). The fair value of each option granted was calculated at the respective grant date of each issuance using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002

Expected dividend yield	0.2%	0.3%	0.2%
Expected volatility	26%	36%	41%
Risk-free interest rate	3.12%	4.2%	3.9%
Expected option life in years	3.3	3.6	3.4

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
15	Income (loss) from equity investments

	2004	2003	2002
	$	$	$

Equity income (loss)
Partnerships and corporations	(0.6)	(1.1)	2.8
Legacy	(2.1)	(8.6)	6.4
Amortization of deferred gain on sale of property and equipment to Legacy	2.5	2.8	8.5

	(0.2)	(6.9)	17.7

16	Other (income) expenses, net

	2004	2003	2002
	$	$	$

Foreign currency exchange loss	-	2.1	-
Corporate and other reorganization expenses	-	-	2.2
Other	-	-	(4.9)

	-	2.1	(2.7)

Total foreign currency losses (gains) included in net income were $1.9 (2003 - $4.5; 2002 - $(0.8)).

Reorganization expenses for 2002 include charges relating to SARs for former employees of Canadian Pacific Limited (“CPL”).

Corporate expenses were costs associated with the corporate activities performed by CPL for its subsidiaries, including FHRHI, prior to October 1, 2001. The majority of these activities have been eliminated subsequent to October 1, 2001.

17	Interest expense, net

	2004	2003	2002
	$	$	$

Long-term debt	32.4	22.1	20.9
Short-term debt	4.5	16.0	1.2

	36.9	38.1	22.1
Less
Interest income	3.1	3.7	2.9
Interest capitalized	0.7	0.8	0.1

	33.1	33.6	19.1

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

18	Net income per common share

Basic net income per common share is determined by dividing net income by the weighted average number of common shares outstanding. Diluted net income per common share reflects the potential dilutive effect of stock options granted under the Company’s option plans, as determined under the treasury stock method.

	2004	2003	2002
	(millions)	(millions)	(millions)

Weighted average number of common shares outstanding - basic	78.4	79.2	78.4
Dilutive effect of stock options	0.8	0.8	1.3

Weighted average number of common shares outstanding - diluted	79.2	80.0	79.7

19	Supplemental cash flow disclosure

(a)	Changes in non-cash working capital items related to operations:

	2004	2003	2002
	$	$	$

Decrease (increase) in current assets
Accounts receivable	(22.7)	4.3	1.5
Inventory	(1.2)	-	(0.6)
Prepaid expenses and other	3.7	3.9	(2.0)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(1.1)	(8.9)	(12.6)
Taxes payable	3.4	0.4	3.2

Increase in non-cash working capital balances related to operations	(17.9)	(0.3)	(10.5)

(b)	Cash payments made during the year on account of:

	2004	2003	2002
	$	$	$

Interest paid	39.2	36.2	25.3
Income taxes paid	54.4	17.8	21.8

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

(c)	Non-cash investing and financing activities:

	2004	2003	2002
	$	$	$

Issuance of common shares on acquisitions	-	21.0	69.0
Acquisition of Legacy units under its distribution reinvestment plan	-	-	3.4

20	Employee future benefits

The Company has defined benefit pension plans and other post-retirement plans, primarily life insurance and health care coverage, for certain employees. Pension benefits are based principally on years of service and compensation rates near retirement. The costs of these defined benefit pension plans are actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. Market-related values are used for calculating the expected return on plan assets. The projected benefit obligation is discounted using a market interest rate at the end of the year on high-quality corporate debt instruments.

For defined benefit pension plans, transitional assets and past service cost due to changes in plan provisions are amortized on a straight-line basis over the expected average remaining service life of employees covered by the various plans. The portion of net actuarial gains and losses in excess of 10% of the greater of the plan obligation and the fair value of plan assets is amortized on a straight-line basis over the expected average remaining service life of the employees covered by the plan. For the two supplemental plans, actuarial gains and losses are taken into income immediately. For defined contribution plans, pension costs equal the Company’s share of the contributions allocated to the employees.

The Company uses a measurement date of December 31 for all of its pension and other post-retirement benefits.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
Benefit obligations

	2004		2003		2002

Change in benefit obligation	Pension	Other	Pension	Other	Pension	Other
	$	$	$	$	$	$

Benefit obligation - January 1	102.7	2.3	74.5	-	71.1	-
Service cost	2.8	0.1	2.1	0.1	0.9	-
Interest cost	6.4	0.1	5.7	0.1	4.1	-
Plan participants’ contributions	0.2	-	0.2	-	0.2	-
Settlement	(2.6)	-	-	-	-	-
Plan amendments	3.6	-	1.4	-	-	-
Curtailment	(0.8)	-	-	-	-	-
Actuarial loss	4.5	0.3	3.8	0.2	7.4	-
Benefits paid	(7.3)	(0.1)	(7.1)	(0.1)	(11.3)	-
Other	2.5	-	5.7	1.9	1.3	-
Foreign currency exchange rate changes	7.7	0.2	16.4	0.1	0.8	-

Benefit obligation - December 31	119.7	2.9	102.7	2.3	74.5	-

The weighted average assumptions used to determine end of year benefit obligations are as follows:

	2004		2003		2002

	Pension %	Other %	Pension %	Other %	Pension %	Other %

Discount rate	5.7	5.8	6.0	6.0	6.5	N/A
Rate of compensation increase	3.7	N/A	3.5	N/A	3.5	N/A

A 14% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003 and 10% for 2004. The rate is then assumed to decrease gradually to 5% by 2009 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend would have the following effect for 2004:

	1% increase $	1% decrease $

Effect on post-retirement benefit obligation	0.1	(0.1)
Effect on total service and interest cost	-	-

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
Plan assets

	2004		2003		2002

Change in plan assets	Pension	Other	Pension	Other	Pension	Other
	$	$	$	$	$	$

Fair value - January 1	88.8	-	72.8	-	86.9	-
Actual return on plan assets	13.0	-	7.2	-	(4.1)	-
Employer contributions	2.8	0.1	2.7	0.1	2.6	-
Plan participants’ contributions	0.2	-	0.2	-	0.2	-
Settlement	(0.9)	-	-	-	-	-
Benefits paid	(7.3)	(0.1)	(7.1)	(0.1)	(11.3)	-
Transfer to defined contribution plan	(3.7)	-	(3.5)	-	(2.2)	-
Other	2.4	-	0.9	-	-	-
Foreign currency exchange rate changes	7.2	-	15.6	-	0.7	-

Fair value - December 31	102.5	-	88.8	-	72.8	-

The asset allocation of the Company’s pension plan assets is as follows:

	Target allocation	Percentage of plan assets as at December 31,

Asset category	2005	2004	2003

Cash	0 - 10%	0%	0%
Debt securities	30 - 40%	49%	42%
Equity securities	50 - 60%	51%	58%

The Company’s investment strategy is to maximize return at an appropriate level of risk in order to minimize its long-term cash contributions and pension expenses. The expected rate of return on pension plan assets was determined by using long-term historic rates of returns for equities, bonds and cash weighted according to the Company’s current investment allocation policies.

Equity securities include no common shares of FHR as at December 31, 2004 (2003 - nil).

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Funded status

The funded status, reconciled to the amounts reported on the consolidated balance sheets as at December 31, is as follows:

	2004		2003
	Pension	Other	Pension	Other
	$	$	$	$

Fair value of plan assets	102.5	-	88.8	-
Benefit obligation	(119.7)	(2.9)	(102.7)	(2.3)

Funded status	(17.2)	(2.9)	(13.9)	(2.3)
Unrecognized net actuarial loss	23.4	0.5	25.2	0.2
Unrecognized prior service cost	6.7	-	3.8	-
Unrecognized net transitional asset	(25.3)	1.5	(26.9)	1.5
Valuation allowance	(1.8)	-	(2.4)	-

Accrued benefit liability	(14.2)	(0.9)	(14.2)	(0.6)

Amounts recognized in the accompanying consolidated balances sheets:

	2004		2003

	Pension	Other	Pension	Other
	$	$	$	$

Other assets and deferred charges	23.6	-	19.4	-
Other liabilities	(37.8)	(0.9)	(33.6)	(0.6)

	(14.2)	(0.9)	(14.2)	(0.6)

Included in the above accrued benefit obligation and fair value of plan assets as at December 31 are the following amounts in respect of plans that are not fully funded:

		2004	2003

	Pension	Other	Pension	Other
	$	$	$	$

Accrued benefit obligation	73.8	2.9	62.4	2.3
Fair value of plan assets	24.1	-	21.3	-

Underfunded balance	49.7	2.9	41.1	2.3

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

As at December 31, 2004, the Company had issued letters of credit of $57.6 (2003 - $40.8) representing financial guarantees on the above unfunded pension liabilities.

Funding requirements

Employer contributions in 2004 were $2.7 in respect of defined benefit pensions and $0.1 in respect of other benefits.

The date of the most recent funding valuation for the plurality of FHR’s registered plan obligations is January 1, 2004. The next funding valuation for the plurality of the registered plan obligations will be as of January 1, 2007.

Net periodic cost (income)

Components of the Company’s net periodic benefit costs related to the defined benefit pension plans are as follows:

	2004	2003	2002
	$	$	$

Service cost	2.8	2.1	0.9
Interest on liabilities	6.4	5.7	4.1
Actual return on plan assets	(13.0)	(7.2)	4.1
Actuarial (gains) losses	4.5	3.8	7.4
Past service cost	3.3	1.4	-
Curtailment/settlement	0.1	-	-
Difference between actual and expected return	5.9	1.3	(10.4)
Difference between actual and recognized actuarial gains (losses) in year	(2.7)	(2.4)	(4.4)
Difference between actual and recognized past service costs in year	(2.7)	(0.9)	0.2
Amortization of net transion obligation (assets)	(4.0)	(3.5)	(3.2)
Increase (decrease) in valuation allowance	(0.7)	(0.3)	(8.6)
Other adjustments	(0.3)	4.6	-

	(0.4)	4.6	(9.9)

Weighted average assumptions

Discount rate	5.7%	6.5%	6.5%
Expected return on plan assets	7.0%	7.5%	7.5%
Rate of compensation increase	3.7%	3.5%	3.5%

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Components of the Company’s net periodic benefit costs related to other post-retirement benefits are as follows:

	2004	2003	2002
	$	$	$

Service cost	0.1	0.1	-
Interest cost	0.1	0.1	-
Amortization	0.1	0.1	-
Other	-	0.4	-

	0.3	0.7	-

Weighted average assumptions
Discount rate	5.8%	6.5%	N/A
Health care and other benefits cost trend rates (ultimate)	5.0%	5.0%	N/A

The Company also has a defined benefit plan for certain retirees that is not included in the above tables. This plan relates to former employees and retirees of the Company and predecessor companies that were spun off in 2001. The plan is in the process of being separated into two plans, one of which will be sponsored by a third party. Once this separation occurs, it is the Company’s intention to settle any remaining accrued benefit obligations through the purchase of a non-participating insurance contract. The estimated fair value of plan assets is approximately $112 (2003 - $104) and the projected benefit obligation related to the Company’s portion of this plan is approximately $107 (2003 - $102) as at December 31, 2004. There were no service costs recorded to the Company’s portion of the plan in 2003 or 2004. The expected return on plan assets was greater than the interest cost on the projected benefit obligation. The Company has not recorded any prepaid or accrued benefit cost from this plan. For the years ended December 31, 2004, 2003 and 2002, the service costs of the Company’s portion of this plan were nil and the expected return on plan assets was greater than the interest cost on the projected benefit obligation.

FHR also has defined contribution pension plans. The net expense for such plans, which equals the Company’s required contribution, was $3.3, $2.8 and $1.3 in 2004, 2003 and 2002, respectively.

21	Commitments, contingencies and guarantees

Commitments

In 2004, the Company entered into an agreement associated with The Fairmont Mayakoba, Riviera Maya to commit $10.0 towards an investment in the hotel. As at December 31, 2004, FHR had invested $4.3 in the hotel.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
As at December 31, 2004, contractual commitments in respect of capital expenditures for wholly owned or leased hotels totalled approximately $9.7.

The Company leases certain land, buildings and equipment under operating leases. Land leases represent ground leases for certain owned hotels and, in addition to minimum rental payments, may require the payment of additional rents based on varying percentages of revenue.

Minimum rentals for operating leases which expire on various dates are as follows:

$

2005	14.6
2006	11.9
2007	11.4
2008	11.1
2009	7.7
Thereafter	46.4

103.1

Rent expense under operating leases amounted to $12.7 in 2004 (2003 - $11.7; 2002 - $9.8).

As at December 31, 2004, unused committed lines of credit for short-term and long-term financing, subject to periodic review, and with various maturities, amounted to approximately $289 on which interest rates vary with bank prime or money market rates. As at December 31, 2004, the Company had issued and undrawn letters of credit of $77.7.

Contingencies

FHR is subject to various claims and legal proceedings with respect to matters such as governmental regulations, income taxes and actions arising out of the normal course of business as a hotel operator. The Company has provided for certain claims and, based on information presently available, management believes that the existing accruals are sufficient. Recoveries expected to be received for insured claims are included in accounts receivable. Any additional liability that may result from these matters and any additional liabilities that may result in connection with other claims are not expected to have a material adverse effect on FHR’s financial position or results from operations.

Guarantees

Significant guarantees that have been provided to third parties include the following:

Debt guarantees

FHR has provided guarantees totalling $12.4 related to debts incurred by certain hotels in which FHR holds a minority equity interest. In the event that one of these hotels fails to meet certain financial obligations, the lenders may draw upon these guarantees. The terms of these guarantees are equal to the terms of the related debts, which are all due on demand. FHR has collateral security on the underlying hotel assets if the guarantees are drawn upon. No amounts have been recorded in the consolidated financial statements for amounts that may be potentially owed under these guarantees.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Business dispositions

In the sale of all or a part of a business, FHR may agree to indemnify against claims related to the period the business was owned by FHR, in the areas of tax and environmental matters. The terms of such indemnification agreements are subject to certain actions that are under the control of the acquirer and the amount of the indemnification is not limited. The nature of these indemnification agreements prevents FHR from estimating the maximum potential liability that it could be required to pay to counterparties. FHR has accruals in its consolidated financial statements of approximately $27 related to potential claims under the indemnifications made.

Director and officer indemnification agreements

FHR has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims are subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. FHR has purchased directors’ and officers’ liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements as no claims are outstanding at this date.

Other indemnification agreements

In the normal course of operations, FHR may provide indemnifications, other than those listed above, to counterparties that would require FHR to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparties as a consequence of a transaction. The terms of these indemnification agreements will vary based upon the contracts. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

22	Risk management and financial instruments

Financial instruments for which the Company’s carrying amounts differ from fair values are summarized in the following table:

	2004		2003		2002
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$	$	$

Long-term debt	402.1	440.1	657.6	663.1	535.5	546.4
Long-term advances	41.1	41.1	72.8	68.3	57.1	57.1

The Company has estimated the fair values of its financial instruments based on appropriate valuation methodologies. However, considerable judgement is necessary to develop these estimates. Accordingly, the estimates presented herein are not necessarily indicative of what FHR could realize in a current market exchange. The use of different assumptions or methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	Short-term financial assets and liabilities are valued at their carrying amounts as presented in the consolidated balance sheets, which are reasonable estimates of fair values due to the relatively short period to maturity of these instruments.

•	The fair value of long-term debt relating to mortgages is estimated based on the most favourable rates currently available to the Company for long-term borrowing with similar terms and conditions to those borrowings in place as at the consolidated balance sheet dates. The fair value of long-term debt relating to the Convertible Notes is based on their quoted market value as at the consolidated balance sheet dates.

•	The fair value of long-term advances is estimated based on the most favourable rates currently available to the Company for long-term advances with similar terms and conditions to those advances in place as at the consolidated balance sheet dates.

•	Forward foreign exchange contracts have been fair valued using the year-end foreign exchange rate, due to the relatively short period until settlement.

•	As at December 31, 2003, the carrying amount of the Fairmont put option was considered equal to its fair value due to its relatively short exercise period.

Foreign currency risk management

The Company enters into forward foreign exchange contracts to partially offset the potential of volatility of foreign exchange rates on foreign currency denominated liabilities held in entities with a Canadian dollar functional currency. As at December 31, 2004, the aggregate fair value of the outstanding forward contracts was a liability of $2.8.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Interest rate risk management

The Company enters into interest rate cap contracts to partially manage interest rate risk. As at December 31, 2004, FHR had outstanding, one interest rate contract to cap LIBOR at 7.0% until March 6, 2006, on the mortgage secured by The Fairmont Copley Plaza Boston. There is no asset or liability recorded with respect to this contract. As at December 31, 2004, the fair market value of the interest rate contract was nominal.

Credit risk management

Credit risk relates to cash and cash equivalents, accounts receivable balances and long-term advances and results from the possibility that a counterparty defaults on its contractual obligation to the Company. This risk is minimized since FHR deals with banks having an appropriate credit rating, performs ongoing credit evaluations of customers and counterparties and maintains allowances for potential credit losses. FHR periodically extends credit in certain circumstances to the owners of managed hotels when new management contracts are signed.

23	Related party transactions

In August 2003 and December 2002, FHR entered into long-term incentive based management contracts with Legacy for The Fairmont Olympic Hotel, Seattle and The Fairmont Washington, D.C., respectively. Transactions under these arrangements have been recorded at the exchange amount, which is the amount established and agreed to by the related parties. In connection with FHR’s securing the management contract on these properties, FHR has agreed to pay an aggregate amount of $18.0 to Legacy over a three-year period. This amount has been accounted for as an intangible asset and is being amortized over the lives of the management contracts. The amortization expense is being applied to reduce revenues from management operations. The current portion of the liability has been recorded in accounts payable and accrued liabilities, while the long-term portion has been recorded as other liabilities. As at December 31, 2004, FHR has a liability due to Legacy of $3.5 in connection with these management contracts.

In connection with Legacy’s acquisitions of The Fairmont Olympic Hotel, Seattle and The Fairmont Washington, D.C., FHR entered into reciprocal loan agreements with Legacy totalling $86.6. The loans mature in October 2008 and October 2013 and bear interest at normal commercial rates payable quarterly in arrears. In the event that either FHR or Legacy does not make its required interest or principal payments, the other party is not required to make its payment either. If such payment has already been made, it must be returned. The loans meet all the requirements for the right of setoff and, as such are presented on a net basis in the consolidated financial statements.

Also, in connection with the acquisition of The Fairmont Olympic Hotel, Seattle, FHR received an acquisition advisory fee from Legacy of $0.7. This amount was included in revenues from management operations in 2003.

FHR had a 25% participation in the first mortgage on The Fairmont Olympic Hotel, Seattle amounting to approximately $10.9 that was fully paid in 2004. In addition, as at December 31, 2003, FHR had a receivable from Legacy of $8.7, which was classified as a loan receivable. This loan was repaid in 2004.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
In the ordinary course of business, FHR derives management fees and other revenues from certain of its equity-owned investees that are subject to significant influence. All of these management agreements are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which is based on the consideration given for the service provided. Such transactions with related parties for the years ended December 31 are summarized as follows:

	2004	2003	2002
	$	$	$

Revenues	46.2	38.7	35.8
Accounts receivable as at December 31	3.0	2.6	3.1

24	Subsequent events

On January 19, 2005, FHR entered into a long-term contract to manage The Savoy Hotel in London, England. FHR had previously agreed to commit approximately $63 (£33.8) to obtain the management contract and to partially fund the acquisition and capital expenditures of the hotel pending the successful sale of the hotel to Bank of Scotland Corporate and a company affiliated with His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud. On January 19, 2005, FHR paid approximately $54 (£28.8) of the total commitment. A significant portion of this payment is a loan receivable, which is due in 2015 and bears interest at 7.75%.

25	United States accounting policies and reporting

Canadian and United States generally accepted accounting principles

The consolidated financial statements of FHR have been prepared in accordance with Canadian GAAP. The material differences affecting the Company between Canadian GAAP and U.S. GAAP relating to measurement and recognition are explained below, along with their effect on the Company’s consolidated financial statements.

The following is a reconciliation of net income under Canadian GAAP to net income under U.S. GAAP:

	2004	2003	2002
	$	$	$

Net income - Canadian GAAP	155.8	50.7	92.5
Increased (decreased) by
Pension (1)	(2.4)	(1.4)	(1.4)
Post-retirement benefits (2)	-	(0.7)	-
Stock-based compensation (3)	(0.3)	1.4	0.6
Convertible senior notes (4)	3.6	0.3	-
Variable interest entities (5)	-	(1.3)	-
Internal use software costs (6)	-	-	(7.4)

	156.7	49.0	84.3
Future income taxes on above items	(0.5)	1.2	3.6

Net income - U.S. GAAP	156.2	50.2	87.9

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
Condensed consolidated statements of income (5)

	2004	2003	2002
	$	$	$

Revenues
Hotel ownership operations	1,046.0	584.9	516.6
Management operations	29.9	37.6	36.1
Real estate activities	31.0	33.9	31.9

	1,106.9	656.4	584.6
Other revenues from managed and franchised properties	30.5	32.6	27.7

	1,137.4	689.0	612.3

Expenses
Hotel ownership operations (1)(2)(3)	779.3	448.7	352.9
Management operations	19.4	15.9	12.5
Real estate activities	25.2	24.7	26.2
General and administrative	32.3	17.3	19.6
Depreciation and amortization	110.2	67.5	59.8

	966.4	574.1	471.0
Other expenses from managed and franchised properties	31.7	35.1	27.7

	998.1	609.2	498.7

Income (loss) from equity investments	(0.6)	(6.9)	17.7

Operating income	138.7	72.9	131.3

Other (income) expense, net (7)	-	2.1	(9.1)
Interest expense, net (4)	72.6	33.3	19.1
Gain on sales of investments and hotel assets	(143.7)	-	-

Income before income taxes (recovery) and non-controlling interest	209.8	37.5	121.3

Income tax expense (recovery)	57.1	(12.7)	32.2
Non-controlling interest	(3.5)	-	1.2

Net income	156.2	50.2	87.9

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
Condensed consolidated statements of income (5)…continued

	2004	2003	2002
	$	$	$

Basic earnings per common share	1.99	0.63	1.12
Diluted earnings per common share(10)	1.89	0.63	1.10

Comprehensive income in accordance with U.S. GAAP (8)
Net income under U.S. GAAP	156.2	50.2	87.9
Other comprehensive income (loss)
Foreign currency translation adjustments	38.0	76.7	7.2
Minimum pension liability adjustment	(6.8)	(4.4)	-
Deferred income taxes	2.7	1.6	-

Comprehensive income	190.1	124.1	95.1

Condensed consolidated balance sheets (5)

The following shows the differences, increases (decreases) to account balances, had the consolidated balance sheets been prepared under U.S. GAAP:

	2004	2003
	$	$

Assets
Accounts receivable	-	(0.9)
Prepaid expenses and other	-	(0.6)
Non-hotel real estate	-	1.7
Intangible assets (2)	(4.8)	(4.5)
Other assets and deferred charges (1)(9)	78.9	81.0

	74.1	76.7

Liabilities and shareholders’ equity
Deposits	-	1.5
Other liabilities (2)	7.8	5.6
Long-term debt (4)(9)	101.9	105.5
Deferred income taxes	(0.3)	(4.3)
Shareholders’ equity
Contributed surplus (3)	2.2	1.9
Other equity (4)	(19.2)	(19.2)
Foreign currency translation adjustments	(142.1)	(104.1)
Retained earnings	(8.5)	(8.5)
Accumulated other comprehensive income (8)	132.3	98.3

	74.1	76.7

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Condensed consolidated statements of cash flows (5)

	2004	2003	2002
	$	$	$

Cash provided by (used in)

Operating activities
Net income	156.2	50.2	87.9

Items not affecting cash
Depreciation of property and equipment	107.1	64.8	57.4
Amortization of goodwill and intangible assets	3.1	2.7	2.4
(Income) loss from equity investments and other	0.6	6.9	(17.7)
Deferred income taxes	4.8	(25.5)	20.2
Unrealized foreign exchange gain	(20.0)	-	-
Non-controlling interest	(3.5)	-	1.2
Gain on sales of investments and hotel assets	(143.7)	-	-
Distributions from investments	4.9	6.7	15.1
Other	7.5	(10.8)	(21.5)
Changes in non-hotel real estate	1.6	11.6	6.9
Changes in non-cash working capital items	(17.6)	2.3	(10.5)

	101.0	108.9	141.4

Investing activities
Additions to property and equipment	(85.3)	(87.2)	(84.3)
Acquisitions, net of cash acquired	-	6.0	(136.0)
Investments in partnerships and corporations	(34.6)	(1.6)	(46.7)
Sales of investments and hotel assets	422.3	-	-
Issuance of loans receivable	(7.0)	(50.3)	(67.6)
Collection of loans receivable	15.5	7.2	-
Investments in intangible assets	(3.2)	-	-
Other	(13.1)	-	(1.0)

	294.6	(125.9)	(335.6)

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
Condensed consolidated statements of cash flows (5)…continued

	2004	2003	2002
	$	$	$

Financing activities
Issuance of long-term debt	145.7	181.7	306.0
Repayment of long-term debt	(398.6)	(423.9)	(43.9)
Proceeds from exercise of stock options	2.9	1.0	4.7
Repurchase of common shares	(84.5)	(16.8)	(73.2)
Issuance of convertible debentures	-	262.5	-
Dividends	(6.4)	(4.8)	(3.2)
Other	(3.8)	-	-

	(344.7)	(0.3)	190.4

Effect of exchange rate changes on cash and cash equivalents	1.9	-	0.1

Cash position
Increase (decrease) in cash and cash equivalents	52.8	(17.3)	(3.7)
Cash and cash equivalents - Beginning of year	31.7	49.0	52.7
Cash and cash equivalents - Beginning of year on consolidation of Legacy (5)	14.6	-	-

Cash and cash equivalents - End of year	99.1	31.7	49.0

(1)  Pension accounting

In January 2000, the Company prospectively changed its Canadian GAAP accounting policy for defined benefit pension plans. As a result of this change, all unamortized gains and losses, including prior service costs, were accumulated into a net transitional asset, which is being amortized into income over 11 years, the expected average remaining service life of the employees covered by these plans. Under U.S. GAAP, there was no change in accounting policy and, hence, there is no net transitional asset to be amortized. As a result, the amount of unamortized actuarial gains and losses is different for U.S. and Canadian GAAP.

Under Canadian GAAP, a valuation allowance has been provided for on certain pension assets, whereas under U.S. GAAP, no valuation allowance has been provided.

Under U.S. GAAP, the Company is required to record a minimum pension liability, representing the unfunded accumulated benefit obligation. Accordingly, included in both accrued liabilities and other assets under U.S. GAAP is an additional amount, which cannot be recorded under Canadian GAAP.

(2)   Post-retirement benefits

Post-retirement benefits are covered by the CICA recommendations for accounting for employee future benefits. Consistent with accounting for post-retirement benefits, under Canadian GAAP, the Company amortizes actuarial gains and losses over the average employee service life when such gains and losses exceed 10% of the plan obligation. Under Financial Accounting Standards Board (“FASB”) Statement No. 112, “Employers’ Accounting for Post-employment Benefits,” such gains and losses are included immediately in income.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

            (3)   Stock-based compensation

Under the FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FAS 44”), compensation expense using variable accounting must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. In a prior year, FHR underwent an equity restructuring, which resulted in replacement options in new FHR stock having a different intrinsic value after the restructuring than prior to the restructuring. Canadian GAAP does not require revaluation of these options.

Under Canadian GAAP, effective January 1, 2003, the Company prospectively adopted the new recommendations of the CICA with respect to accounting for stock-based compensation. This standard requires that compensation expense be recognized in the consolidated statements of income using the fair value based method for stock options granted in 2003 onward. Under U.S. GAAP, the Company follows the intrinsic value method of Opinion No. 25 of the Accounting Principles Board. No stock-based compensation cost is reflected in net income under U.S. GAAP as all options granted to employees under these plans have an exercise price equal to the fair value of the underlying common stock on the date of grant.

If the methodology prescribed by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”), had been adopted, pro forma results for the year ended December 31 would have been as follows:

	2004	2003	2002
	$	$	$

U.S. GAAP net income, as reported	156.2	50.2	87.9
Increase in stock-based compensation if FAS 123 had been adopted	4.1	5.0	6.0

Adjusted net earnings	152.1	45.2	81.9

U.S. GAAP basic earnings per common share
As reported	1.99	0.63	1.12
Adjusted	1.94	0.57	1.04

U.S. GAAP diluted earnings per common share (10)
As reported	1.89	0.63	1.10
Adjusted	1.84	0.57	1.03

The weighted average fair value of common share options granted in 2004 at the time of grant was Cdn$7.52 (2003 - Cdn$10.12; 2002 - Cdn$12.73). The fair value of common share options granted is estimated at the grant date using the Black-Scholes option pricing model with the assumptions disclosed in note 14. Pro forma stock-based compensation expense for a particular year is not necessarily indicative of expenses to be incurred in future years.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

(4)	Convertible senior notes

Under Canadian GAAP, obligations relating to the convertible senior notes have been allocated between debt and equity elements and classified separately on the consolidated balance sheets. The amount recorded in debt will increase by accretion to the face value of the debt over a five-year period.

Under U.S. GAAP, the entire principal amount of the notes was recorded as long-term debt upon inception and therefore, accretion of the long-term debt is not required.

(5)	Variable interest entities

In January 2003, the FASB issued Financial Interpretation (“FIN”) 46, “Consolidation of Variable Interest Entities (“VIEs”), in an effort to expand and clarify existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. For U.S. GAAP, FIN 46 was effective immediately for all enterprises with variable interests in VIEs created after January 31, 2003 and January 1, 2004 for all previously existing variable interest entities. Under FIN 46, if an entity is determined to be a variable interest entity, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses if they occur, receives a majority of the entity’s expected residual returns if they occur, or both. On December 24, 2003, the FASB issued a revised FIN 46, defined as FIN 46R.

Commencing January 1, 2004, for U.S. GAAP purposes, the Company was required to consolidate the accounts of all VIEs for which it is the primary beneficiary, as required by FIN 46R. For Canadian GAAP purposes the Company will adopt provisions similar to FIN 46R commencing January 1, 2005. As a result, effective January 1, 2004, the Company commenced consolidating the accounts of Legacy for U.S. GAAP purposes. The Company also reviewed its other management agreements related to hotels that the Company has no other investments in and concluded that such arrangements were not variable interests since the Company is paid commensurate with the services provided and on the same level as other operating liabilities and the hotel owners retain the right to terminate arrangements. The consolidation of Legacy commencing January 1, 2004 had no effect on the Company’s consolidated net income or shareholders’ equity.

On September 13, 2004, FHR sold 12,000,000 units in Legacy reducing its ownership interest to approximately 23.7%. After this disposition of units, FHR is no longer the primary beneficiary of Legacy. The Company’s U.S. GAAP results of operations include the consolidated results of Legacy from January 1, 2004 to September 13, 2004, after which Legacy is being accounted for under the equity method.

(6)	Internal use software

Under Canadian GAAP, computer system development costs for internal use software are capitalized when the project is expected to be of continuing benefit to FHR and otherwise expensed. U.S. GAAP standards require that certain costs of computer software developed for internal use be capitalized and amortized.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

(7)	Extinguishment of debt

In April 2002, the FASB issued Statement No. 145, “Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“FAS 145”). This statement requires the reclassification of gains and losses from the extinguishment of debt from extraordinary items to income from continuing operations, in line with Canadian GAAP requirements.

(8)	Comprehensive income

U.S. GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources. Canadian GAAP does not consider comprehensive income. Other comprehensive income includes foreign currency translation adjustments and minimum pension liability adjustments.

(9)	Long-term advances and long-term debt

FHR and Legacy have entered into reciprocal loan agreements, which, under Canadian GAAP, meet all the requirements for a right of offset. Under Canadian GAAP, these loans have been presented on a net basis in the consolidated balance sheets. Under U.S. GAAP, these loans do not qualify for offsetting and are presented separately on the consolidated balance sheets.

(10)	Diluted earnings per common share

The Emerging Issues Task Force has recently issued new accounting guidance, issue 04-08 (“EITF 04-08”), regarding the computation of diluted earnings per share. This guidance requires the inclusion of contingently convertible debt securities (note 11) with a market price trigger to be included in the computation of diluted earnings per common share, as determined under the if-converted method. Canadian GAAP has not issued similar guidance. EITF 04-08 is effective for fiscal periods ending on or after December 15, 2004 with retrospective restatement of previously reported earnings per share.

	2004	2003	2002
	$	$	$

U.S. GAAP net income, as reported	156.2	50.2	87.9
Interest expense adjustment	6.7	0.6	-

Adjusted net earnings	162.9	50.8	87.9

Canadian GAAP diluted common shares outstanding	79.2	80.0	79.7
Dilutive effect of contingently Convertible Notes	7.2	0.6	-

Adjusted diluted common shares	86.4	80.6	79.7

U.S. GAAP diluted earnings per common share	1.89	0.63	79.7

Directory of Properties
			w resorts	Total guestrooms: 22,511
			▪city hotels
			†residence
		Property	Location	Guestrooms
United States	w	The Fairmont Kea Lani Maui	Wailea, Maui, Hawaii	450
	w	The Fairmont Orchid, Hawaii	Kohala Coast, Hawaii	540
	▪	The Fairmont San Francisco	San Francisco, California	591
	w	The Fairmont Sonoma Mission Inn & Spa	Sonoma County, California	226
	▪	The Fairmont Olympic Hotel, Seattle	Seattle, Washington	450
	▪	The Fairmont San Jose	San Jose, California	808
	▪	The Fairmont Miramar Hotel Santa Monica	Santa Monica, California	302
	w	The Fairmont Scottsdale Princess	Scottsdale, Arizona	651
	▪	The Fairmont Dallas	Dallas, Texas	551
	▪	The Fairmont Kansas City At The Plaza	Kansas City, Missouri	366
	▪	The Fairmont New Orleans	New Orleans, Louisiana	701
	▪	The Fairmont Chicago	Chicago, Illinois	692
	w	The Fairmont Turnberry Isle Resort & Club	Miami, Florida	392
	▪	The Plaza, A Fairmont Managed Hotel	New York, New York	806
	▪	The Fairmont Washington, D.C.	Washington, D.C.	415
	▪	The Fairmont Copley Plaza Boston	Boston, Massachusetts	383
	†	Fairmont Heritage Place Franz Klammer Lodge	Telluride, Colorado	63
Canada	w	The Fairmont Empress	Victoria, British Columbia	477
	w	The Fairmont Chateau Whistler	Whistler, British Columbia	550
	▪	The Fairmont Hotel Vancouver	Vancouver, British Columbia	556
	▪	The Fairmont Waterfront	Vancouver, British Columbia	489
	▪	The Fairmont Vancouver Airport	Richmond, British Columbia	392
	w	The Fairmont Jasper Park Lodge	Jasper, Alberta	451
	w	The Fairmont Chateau Lake Louise	Lake Louise, Alberta	550
	▪	The Fairmont Banff Springs	Banff, Alberta	770
	▪	The Fairmont Palliser	Calgary, Alberta	405
	▪	The Fairmont Hotel Macdonald	Edmonton, Alberta	198
	▪	The Fairmont Winnipeg	Winnipeg, Manitoba	340
	▪	The Fairmont Royal York	Toronto, Ontario	1,365
	▪	Fairmont Château Laurier	Ottawa, Ontario	429
	w	Fairmont Le Château Montebello	Montebello, Quebec	211
	▪	Fairmont The Queen Elizabeth	Montreal, Quebec	1,039
	w	Fairmont Tremblant	Mont-Tremblant, Quebec	314
	w	Fairmont Le Château Frontenac	Quebec City, Quebec	618
	w	Fairmont Le Manoir Richelieu	Charlevoix, Quebec	405
	w	The Fairmont Algonquin	St. Andrews By-the-Sea, New Brunswick	234
	▪	The Fairmont Newfoundland	St. John’s, Newfoundland	302
International	w	The Fairmont Acapulco Princess	Acapulco, Mexico	1,017
	w	The Fairmont Pierre Marques	Acapulco, Mexico	335
	†	Fairmont Heritage Place Acapulco Diamante	Acapulco, Mexico	10
	w	The Fairmont Southampton	Southampton, Bermuda	593
	w	The Fairmont Hamilton Princess	Hamilton, Bermuda	410
	w	The Fairmont Royal Pavilion	St. James, Barbados	74
	w	The Fairmont Glitter Bay	St. James, Barbados	64
	▪	The Savoy, A Fairmont Hotel	London, England	263
	w	The Fairmont Monte Carlo	Monte Carlo, Monaco	619
	▪	The Fairmont Dubai	Dubai, United Arab Emirates	394
Other	▪	Sheraton Suites Calgary Eau Claire	Calgary, Alberta	323

 FAIRMONT HOTELS & RESORTS INC.

DIRECTORY OF PROPERTIES

		Total guestrooms: 11,042

	Property	Location	Guestrooms
Canada	Western Canada
	Delta Sun Peaks Resort	Sun Peaks, British Columbia	220
	Delta Victoria Ocean Pointe Resort and Spa	Victoria, British Columbia	239
	Delta Vancouver Airport	Richmond, British Columbia	412
	Delta Vancouver Suites	Vancouver, British Columbia	226
	Delta Whistler Village Suites	Whistler, British Columbia	207
	Tantalus Lodge	Whistler, British Columbia	76
	Delta Bow Valley	Calgary, Alberta	398
	Delta Calgary Airport	Calgary, Alberta	296
	Delta Lodge at Kananaskis	Kananaskis Village, Alberta	321
	Delta Edmonton Centre Suite Hotel	Edmonton, Alberta	169
	Delta Edmonton South Hotel & Conference Centre	Edmonton, Alberta	237
	Delta Bessborough	Saskatoon, Saskatchewan	225
	Delta Regina	Regina, Saskatchewan	274
	Delta Winnipeg	Winnipeg, Manitoba	393
	Central Canada
	Delta London Armouries	London, Ontario	245
	Delta Meadowvale Resort and Conference Centre	Mississauga, Ontario	374
	Delta Toronto Airport West	Mississauga, Ontario	297
	Delta Chelsea	Toronto, Ontario	1,590
	Delta Toronto East	Toronto, Ontario	371
	Delta Pinestone Resort	Haliburton, Ontario	103
	Delta Sherwood Inn	Port Carling, Ontario	49
	Delta Grandview Resort	Huntsville, Ontario	125
	Delta Rocky Crest Resort	MacTier, Ontario	65
	Delta Ottawa Hotel and Suites	Ottawa, Ontario	328
	Delta Montreal	Montreal, Quebec	456
	Delta Centre-Ville	Montreal, Quebec	711
	Delta Sherbrooke Hotel and Conference Centre	Sherbrooke, Quebec	178
	Delta Trois-Rivières Hotel and Conference Centre	Trois Rivières, Quebec	159
	Delta Quebec	Quebec City, Quebec	377
	Atlantic Canada
	Delta Fredericton	Fredericton, New Brunswick	222
	Delta Brunswick	Saint John, New Brunswick	254
	Delta Beauséjour	Moncton, New Brunswick	310
	Delta Halifax	Halifax, Nova Scotia	296
	Delta Barrington	Halifax, Nova Scotia	200
	Delta Sydney	Sydney, Nova Scotia	152
	Delta Prince Edward	Charlottetown, P.E.I.	211
	Delta St. John’s Hotel and Conference Centre	St. John’s, Newfoundland	276

2004 ANNUAL REPORT

SHAREHOLDER INFORMATION

Shareholder information

Executive office
Canadian Pacific Tower 100
Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario M5K 1B7
Telephone: 416-874-2600
Fax: 416-874-2601

Investor relations
Denise Achonu
Executive Director Investor Relations
Telephone: 416-874-2485
Toll-free: 866-627-0642
Fax: 416-874-2761
Email: investor@fairmont.com
Website: www.fairmont.com

Quarterly earnings conference calls are broadcast live through our website and archived for three months. Presentations at investor conferences are also promptly made available on our website.

French report
Il nous fera plaisir de vous envoyer, sur demande, l’édition française de ce rapport.

Auditors
PricewaterhouseCoopers LLP
Toronto, Ontario

Transfer agent and registrar
Inquiries regarding change of address, registered shareholdings, share transfers, lost certificates and duplicate mailings should be directed to the following:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1
Toll-free: 800-564-6253

Stock exchange listings
The Toronto Stock Exchange
New York Stock Exchange
Trading symbol: FHR

Shares outstanding
At December 31, 2004: 76,393,348

The annual and special meeting of shareholders
10:00 a.m. Eastern Time
Tuesday, May 3, 2005
The Fairmont Royal York
Imperial Room
100 Front Street West
Toronto, Ontario

Hotel reservations
Fairmont Hotels & Resorts
Toll-free: 800-441-1414 Website: www.fairmont.com

Delta Hotels
Toll-free: 800-268-1133 Website: www.deltahotels.com

For further information on Legacy Hotels Real Estate Investment Trust
Toronto Stock Exchange symbol:
LGY.UN
Toll-free: 866-627-0641
Website: www.legacyhotels.ca

Senior Officers

William R. Fatt
Chief Executive Officer
Toronto, Ontario

Chris J. Cahill
President and Chief Operating Officer
Oakville, Ontario

John A. Carnella(1)
Executive Vice President and Chief Financial Officer
Toronto, Ontario

Terence P. Badour
Executive Vice President, Law and Administration and Corporate Secretary
Toronto, Ontario

Michael F. Glennie
Executive Vice President, Real Estate
Toronto, Ontario

John M. Johnston
Executive Vice President, Europe, Africa & Middle East
Dubai, United Arab Emirates

Thomas W. Storey
Executive Vice President, Development
Toronto, Ontario

John S. Williams
Executive Vice President, Operations
Toronto, Ontario

Timothy J. Aubrey
Senior Vice President, Finance
Toronto, Ontario

(1) Mr. Carnella was appointed Executive Vice President and Chief Financial Officer on March 1, 2005.

 FAIRMONT HOTELS & RESORTS INC.

Common share market prices

New York Stock Exchange
	2004		2003
(U.S. dollars)	High	Low	High	Low
First Quarter	$28.30	$24.15	$23.78	$19.07
Second Quarter	$27.30	$23.36	$24.92	$20.55
Third Quarter	$28.25	$24.52	$27.20	$22.68
Fourth Quarter	$34.72	$27.04	$27.64	$24.91
Year	$34.72	$23.36	$27.64	$19.07
Toronto Stock Exchange
	2004		2003
(Canadian dollars)	High	Low	High	Low
First Quarter	$35.93	$32.12	$37.50	$28.10
Second Quarter	$36.97	$32.40	$33.94	$29.91
Third Quarter	$37.18	$32.22	$37.60	$30.77
Fourth Quarter	$42.73	$33.89	$37.10	$32.50
Year	$42.73	$32.12	$37.60	$28.10

Design: Craib Design & Communications www.craib.com

In 2004, FHR took several significant steps toward expanding our global footprint. We added The Savoy and The Fairmont Monte Carlo to our portfolio and we formed FHR European Ventures LLP, a joint venture with the mandate to expand the Fairmont brand in Europe. The momentum is building.

www.fairmont.com